1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Years Ended December 31, 2010 and 2009 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2010 and 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories.”

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the year ended December 31, 2010 on which we have issued an unqualified opinion and as of and for the year ended December 31, 2009 on which we have issued an unqualified opinion with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories.”
January 24, 2011
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$109,511,130	15	$117,043,543	20
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	—	—	181,743	—
Available-for-sale financial assets (Notes 2, 6 and 23)	3,918,274	—	—	—
Held-to-maturity financial assets (Notes 2, 7 and 23)	4,796,589	1	9,944,843	2
Receivables from related parties (Note 24)	25,733,974	4	22,541,773	4
Notes and accounts receivable	22,250,905	3	19,884,520	3
Allowance for doubtful receivables (Notes 2 and 8)	(488,000)	—	(431,000)	—
Allowance for sales returns and others (Notes 2 and 8)	(7,341,444)	(1)	(8,583,632)	(1)
Other receivables from related parties (Note 24)	1,302,281	—	246,003	—
Other financial assets (Note 25)	418,206	—	1,104,072	—
Inventories (Notes 2, 3 and 9)	25,646,348	4	18,830,216	3
Deferred income tax assets (Notes 2 and 18)	5,133,775	1	4,063,410	1
Prepaid expenses and other current assets	1,352,244	—	1,006,046	—

Total current assets	192,234,282	27	185,831,537	32

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	114,977,174	17	104,660,098	18
Available-for-sale financial assets	1,033,049	—	1,046,672	1
Held-to-maturity financial assets	1,405,698	—	12,219,055	2
Financial assets carried at cost	497,835	—	501,988	—

Total long-term investments	117,913,756	17	118,427,813	21

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	128,646,942	18	124,522,047	22
Machinery and equipment	852,733,592	122	713,426,126	123
Office equipment	11,730,537	2	10,781,099	2

	993,111,071	142	848,729,272	147
Accumulated depreciation	(706,605,445)	(101)	(627,764,323)	(109)
Advance payments and construction in progress	80,348,673	11	33,786,577	6

Net property, plant and equipment	366,854,299	52	254,751,526	44

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,456,427	1	5,891,685	1

Total intangible assets	7,024,183	1	7,459,441	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	7,154,266	1	7,763,643	1
Refundable deposits	8,638,749	2	2,698,116	1
Others (Notes 2 and 24)	1,420,131	—	494,546	—

Total other assets	17,213,146	3	10,956,305	2

TOTAL	$701,239,666	100	$577,426,622	100

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 14)	$30,908,637	4	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	7,834	—	—	—
Accounts payable	10,559,283	2	9,678,849	2
Payables to related parties (Note 24)	2,574,450	—	2,039,342	—
Income tax payable (Notes 2 and 18)	7,108,869	1	8,761,120	2
Salary and bonus payable	5,287,751	1	8,677,299	1
Accrued profit sharing to employees and bonus to directors (Notes 2 and 20)	10,959,469	2	6,771,338	1
Payables to contractors and equipment suppliers	41,992,198	6	28,756,884	5
Accrued expenses and other current liabilities (Notes 16 and 23)	8,623,769	1	7,886,263	1

Total current liabilities	118,022,260	17	72,571,095	12

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 23)	4,500,000	—	4,500,000	1
Other long-term payables (Notes 16 and 23)	—	—	416,390	—

Total long-term liabilities	4,500,000	—	4,916,390	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,824,601	1	3,807,176	1
Guarantee deposits (Note 27)	747,887	—	1,001,376	—
Deferred credits (Notes 2 and 24)	—	—	47,873	—

Total other liabilities	4,572,488	1	4,856,425	1

Total liabilities	127,094,748	18	82,343,910	14

CAPITAL STOCK — NT$10 PAR VALUE (Note 20)
Authorized: 28,050,000 thousand shares
Issued: 25,910,078 thousand shares in 2010
25,902,706 thousand shares in 2009	259,100,787	37	259,027,066	45

CAPITAL SURPLUS (Notes 2 and 20)	55,698,434	8	55,486,010	10

RETAINED EARNINGS (Note 20)
Appropriated as legal capital reserve	86,239,494	12	77,317,710	13
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	178,227,030	26	104,564,972	18

	265,779,571	38	181,882,682	31

OTHERS (Notes 2 and 23)
Cumulative translation adjustments	(6,543,163)	(1)	(1,766,667)	—
Unrealized gain on financial instruments	109,289	—	453,621	—

	(6,433,874)	(1)	(1,313,046)	—

Total shareholders’ equity	574,144,918	82	495,082,712	86

TOTAL	$701,239,666	100	$577,426,622	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$418,666,448		$299,471,214

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	11,703,136		13,728,346

NET SALES	406,963,312	100	285,742,868	100

COST OF SALES (Notes 3, 9, 19 and 24)	209,921,268	52	159,106,619	56

GROSS PROFIT	197,042,044	48	126,636,249	44

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	52,742	—	160,279	—

REALIZED GROSS PROFIT	196,989,302	48	126,475,970	44

OPERATING EXPENSES (Notes 19 and 24)
Research and development	27,623,299	7	19,688,032	7
General and administrative	11,681,756	3	10,238,131	3
Marketing	2,837,739	—	2,027,454	1

Total operating expenses	42,142,794	10	31,953,617	11

INCOME FROM OPERATIONS	154,846,508	38	94,522,353	33

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	7,111,443	2	—	—
Settlement income (Note 27)	6,939,764	2	1,464,915	1
Interest income	764,027	—	1,117,374	—
Technical service income (Notes 24 and 27)	446,746	—	375,118	—
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	312,862	—	587,151	—
Others (Notes 2 and 24)	333,126	—	576,951	—

Total non-operating income and gains	15,907,968	4	4,121,509	1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of property, plant and equipment (Note 2)	$838,750	—	$58,242	—
Interest expense	214,641	—	142,026	—
Casualty loss (Note 9)	190,992	—	—	—
Foreign exchange loss, net (Note 2)	58,737	—	630,455	—
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	2,695,720	1
Others (Note 2)	161,152	—	136,397	—

Total non-operating expenses and losses	1,464,272	—	3,662,840	1

INCOME BEFORE INCOME TAX	169,290,204	42	94,981,022	33

INCOME TAX EXPENSE (Notes 2 and 18)	7,685,195	2	5,763,186	2

NET INCOME	$161,605,009	40	$89,217,836	31

	2010		2009
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$6.53	$6.24	$3.68	$3.45

Diluted earnings per share	$6.53	$6.23	$3.67	$3.44

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
									Unrealized
	Capital Stock — Common Stock			Retained Earnings				Cumulative	Gain (Loss) on	Total
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Financial	Shareholders’
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Equity

BALANCE, JANUARY 1, 2009	25,625,437	$256,254,373	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$476,377,111

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(391,857)	391,857	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	(76,876,312)
Stock dividends to shareholders — NT$0.02 per share	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—
Profit sharing to employees — in stock	141,870	1,418,699	6,076,289	—	—	—	—	—	—	7,494,988
Capital surplus transferred to capital stock	76,876	768,763	(768,763)	—	—	—	—	—	—	—
Net income in 2009	—	—	—	—	—	89,217,836	89,217,836	—	—	89,217,836
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	115,418	—	—	—	—	—	—	115,418
Translation adjustments	—	—	—	—	—	—	—	(2,247,825)	—	(2,247,825)
Issuance of stock from exercising employee stock options	7,272	72,722	187,811	—	—	—	—	—	—	260,533
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	14,014	14,014
Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—	—	726,949	726,949

BALANCE, DECEMBER 31, 2009	25,902,706	259,027,066	55,486,010	77,317,710	—	104,564,972	181,882,682	(1,766,667)	453,621	495,082,712

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,921,784	—	(8,921,784)	—	—	—	—
Special capital reserve	—	—	—	—	1,313,047	(1,313,047)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,708,120)	(77,708,120)	—	—	(77,708,120)
Net income in 2010	—	—	—	—	—	161,605,009	161,605,009	—	—	161,605,009
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(17,885)	—	—	—	—	—	—	(17,885)
Translation adjustments	—	—	—	—	—	—	—	(4,776,496)	—	(4,776,496)
Issuance of stock from exercising employee stock options	7,372	73,721	171,103	—	—	—	—	—	—	244,824
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(441,978)	(441,978)
Net change in shareholders’ equity from equity method investees	—	—	59,206	—	—	—	—	—	97,646	156,852

BALANCE, DECEMBER 31, 2010	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571	$(6,543,163)	$109,289	$574,144,918

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$161,605,009	$89,217,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	83,366,121	74,327,868
Unrealized gross profit from affiliates	52,742	160,279
Amortization of premium/discount of financial assets	18,611	6,322
Gain on disposal of available-for-sale financial assets, net	—	(37,370)
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Loss on disposal of financial assets carried at cost	1,263	97
Equity in losses (earnings) of equity method investees, net	(7,111,443)	2,695,720
Cash dividends received from equity method investees	422,490	1,402,592
Loss (gain) on disposal of property, plant and equipment and other assets, net	761,298	(138,613)
Settlement income from receiving equity securities	(4,434,364)	—
Deferred income tax	(373,253)	(1,678,381)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	189,577	(222,901)
Receivables from related parties	(3,192,201)	(10,813,569)
Notes and accounts receivable	(2,366,385)	(8,443,344)
Allowance for doubtful receivables	57,000	(5,746)
Allowance for sales returns and others	(1,242,188)	2,715,050
Other receivables from related parties	85,830	235,470
Other financial assets	904,157	(392,317)
Inventories	(6,816,132)	(6,022,280)
Prepaid expenses and other current assets	(445,797)	290,470
Increase (decrease) in:
Accounts payable	624,608	4,925,758
Payables to related parties	535,108	836,992
Income tax payable	(1,652,251)	(461,691)
Salary and bonus payable	(3,389,548)	7,075,402
Accrued profit sharing to employees and bonus to directors	4,188,131	(881,731)
Accrued expenses and other current liabilities	265,241	1,259,544
Accrued pension cost	17,425	97,167
Deferred credits	(47,873)	(230,487)

Net cash provided by operating activities	222,023,176	155,902,046

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(182,335,032)	$(86,970,843)
Held-to-maturity financial assets	—	(10,803,805)
Investments accounted for using equity method	(8,262,519)	(320,443)
Financial assets carried at cost	(480)	(1,411)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	—	1,037,370
Held-to-maturity financial assets	15,943,000	6,293,000
Financial assets carried at cost	3,370	18,828
Property, plant and equipment and other assets	387,735	71,850
Proceeds from return of capital by investees	—	27,753
Increase in deferred charges	(1,538,301)	(1,347,228)
Decrease (increase) in refundable deposits	(5,940,633)	21,621
Increase in other assets	(1,004,581)	—

Net cash used in investing activities	(182,747,441)	(91,973,308)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	30,908,637	—
Repayment of bonds payable	—	(8,000,000)
Decrease in guarantee deposits	(253,489)	(477,776)
Proceeds from exercise of employee stock options	244,824	260,533
Cash dividends	(77,708,120)	(76,876,312)

Net cash used in financing activities	(46,808,148)	(85,093,555)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,532,413)	(21,164,817)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	117,043,543	138,208,360

CASH AND CASH EQUIVALENTS, END OF YEAR	$109,511,130	$117,043,543

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$200,892	$351,803

Income tax paid	$9,640,396	$7,791,196

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$195,950,918	$108,592,471
Increase in payables to contractors and equipment suppliers	(13,491,140)	(21,620,819)
Nonmonetary exchange trade-out price	(124,746)	(809)

Cash paid	$182,335,032	$86,970,843

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

Disposal of property, plant and equipment and other assets	$1,872,880	$64,390
Decrease (increase) in other receivables from related parties	(1,142,108)	8,269
Increase in other financial assets	(218,291)	—
Nonmonetary exchange trade-out price	(124,746)	(809)

Cash received	$387,735	$71,850

NON-CASH FINANCING ACTIVITIES
Current portion of other long-term payables (under accrued expenses and other current liabilities)	$718,637	$769,144

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2010 and 2009, the Company had 33,232 and 22,292 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the year. The fair value of debt securities is determined using the average of bid and asked prices at the end of the year.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company determines the amount of the allowance for doubtful receivables with a charge of 1% of the amount of outstanding receivables considering the account aging analysis and current trends in the credit quality of its customers.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 3 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Profit Sharing to Employees and Bonus to Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors as an expense rather than as an appropriation of earnings.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the year ended December 31, 2009.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2010	2009

Cash and deposits in banks	$108,735,942	$114,023,307
Repurchase agreements collateralized by government bonds	775,188	3,020,236

	$109,511,130	$117,043,543

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2010	2009
Trading financial assets
Cross currency swap contracts	$—	$181,743

Trading financial liabilities
Forward exchange contracts	$7,834	$—

The Company entered into derivative contracts during the years ended December 31, 2010 and 2009 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2010

Sell NT$/Buy JPY	January 2011 to February 2011	NT$814,882/JPY2,278,420

Outstanding cross currency swap contracts consisted of the following:

Range of
	Contract Amount	Range of	Interest Rates
Maturity Date	(In Thousands)	Interest Rates Paid	Received

December 31, 2009

January 2010 to February 2010	US$750,000/NT$24,201,706	0.24%-0.70%	0.00%-0.38%
For the years ended December 31, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$312,862 thousand and NT$587,151 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2010	2009

Overseas publicly traded stock	$3,918,274	$—
Corporate bonds	1,033,049	1,046,672

	4,951,323	1,046,672
Current portion	(3,918,274)	—

	$1,033,049	$1,046,672

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2010	2009

Corporate bonds	$6,202,287	$12,266,311
Structured time deposits	—	7,000,000
Government bonds	—	2,897,587

	6,202,287	22,163,898
Current portion	(4,796,589)	(9,944,843)

	$1,405,698	$12,219,055

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2009

Callable domestic deposits	$7,000,000	$4,308	0.36%-0.95%	July 2010 to August

				2011 (redeemed by
				the issuer from
				February 2010 to
				July 2010)

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$431,000	$436,746
Provision	59,268	238,061
Write-off	(2,268)	(243,807)

Balance, end of year	$488,000	$431,000

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$8,583,632	$5,868,582
Provision	11,703,136	13,728,346
Write-off	(12,945,324)	(11,013,296)

Balance, end of year	$7,341,444	$8,583,632

9.	INVENTORIES

	December 31
	2010	2009

Finished goods	$4,623,812	$2,355,232
Work in process	18,128,677	14,230,318
Raw materials	1,681,525	1,420,466
Supplies and spare parts	1,212,334	824,200

	$25,646,348	$18,830,216

Write-down of inventories to net realizable value in the amount of NT$792,951 thousand and NT$199,732 thousand, respectively, were included in the cost of sales for the years ended December 31, 2010 and 2009. Inventory losses related to earthquake damage in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the year ended December 31, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2010		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	Ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$43,710,543	100	$45,397,256	100
TSMC Partners, Ltd. (TSMC Partners)	33,565,775	100	32,545,619	100
Vanguard International Semiconductor Corporation (VIS)	9,422,452	38	9,365,232	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,120,714	39	6,157,141	39
Motech Industries Inc. (Motech)	6,733,369	20	—	—
TSMC China Company Limited (TSMC China)	4,252,270	100	2,961,043	100
TSMC North America	2,873,888	100	2,723,727	100
VentureTech Alliance Fund III, L.P. (VTAF III)	2,769,423	99	1,309,615	98
Xintec Inc. (Xintec)	1,645,201	41	1,475,014	41
Global UniChip Corporation (GUC)	1,113,516	35	983,126	35
VentureTech Alliance Fund II, L.P. (VTAF II)	1,063,057	98	1,122,810	98
Emerging Alliance Fund, L.P. (Emerging Alliance)	304,310	99	305,866	99
TSMC Europe B.V. (TSMC Europe)	177,784	100	159,467	100
TSMC Japan Limited (TSMC Japan)	150,312	100	135,663	100
TSMC Solar North America, Inc. (TSMC Solar NA)	26,527	100	—	—
TSMC Solar Europe B.V. (TSMC Solar Europe)	23,971	100	—	—
TSMC Korea Limited (TSMC Korea)	20,929	100	18,519	100
TSMC Lighting North America, Inc. (TSMC Lighting NA)	3,133	100	—	—

	$114,977,174		$104,660,098

For the renewable energy and efficiency related businesses development, the Company established wholly-owned subsidiaries, TSMC Solar NA, TSMC Solar Europe and TSMC Lighting NA, in the third quarter of 2010.
For the year ended December 31, 2010, the Company increased its investment in VTAF III for the amount of NT$1,862,278 thousand, and the Company’s percentage of ownership in VTAF III increased from 98% to 99%.
In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

For the years ended December 31, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$7,111,443 thousand and a net loss of NT$2,695,720 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except those of Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the year ended December 31, 2010 and those of TSMC Europe, TSMC Japan and TSMC Korea for the year ended December 31, 2009. The Company believes that, had Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea’s financial statements been audited, any adjustments arising would have no material effect on the Company’s financial statements.
As of December 31, 2010 and 2009, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$14,993,626 thousand and NT$18,027,990 thousand, respectively.
Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$1,429,118	$2,053,253
Additions	2,055,660	—
Amortization	(980,282)	(624,135)

Balance, end of year	$2,504,496	$1,429,118

Movements of the difference allocated to goodwill were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of year	$1,415,565	$1,061,885

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2010	2009

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	163,404

	$497,835	$501,988

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2010
	Balance,
	Beginning				Balance,
	of Year	Additions	Disposals	Reclassification	End of Year

Cost
Buildings	$124,522,047	$4,262,592	$(135,497)	$(2,200)	$128,646,942
Machinery and equipment	713,426,126	141,033,304	(1,867,880)	142,042	852,733,592
Office equipment	10,781,099	1,639,082	(689,202)	(442)	11,730,537

	848,729,272	$146,934,978	$(2,692,579)	$139,400	993,111,071

Accumulated depreciation
Buildings	73,525,160	$7,951,678	$(128,466)	$(495)	81,347,877
Machinery and equipment	545,693,910	72,528,436	(1,867,476)	140,337	616,495,207
Office equipment	8,545,253	906,714	(689,164)	(442)	8,762,361

	627,764,323	$81,386,828	$(2,685,106)	$139,400	706,605,445

Advance payments and construction in progress	33,786,577	$49,015,940	$(2,453,844)	$—	80,348,673

	$254,751,526				$366,854,299

	Year Ended December 31, 2009
	Balance,
	Beginning				Balance,
	of Year	Additions	Disposals	Reclassification	End of Year

Cost
Buildings	$114,014,588	$10,520,371	$(12,978)	$66	$124,522,047
Machinery and equipment	635,008,261	80,824,102	(2,408,802)	2,565	713,426,126
Office equipment	9,748,869	1,219,459	(187,163)	(66)	10,781,099

	758,771,718	$92,563,932	$(2,608,943)	$2,565	848,729,272

Accumulated depreciation
Buildings	65,351,514	$8,186,551	$(12,971)	$66	73,525,160
Machinery and equipment	484,046,160	63,395,862	(1,750,677)	2,565	545,693,910
Office equipment	7,849,580	882,718	(186,979)	(66)	8,545,253

	557,247,254	$72,465,131	$(1,950,627)	$2,565	627,764,323

Advance payments and construction in progress	17,758,038	$16,028,539	$—	$—	33,786,577

	$219,282,502				$254,751,526

No interest was capitalized during the years ended December 31, 2010 and 2009.
13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2010
	Balance,
	Beginning of			Balance,
	Year	Additions	Amortization	End of Year

Technology license fees	$2,979,801	$—	$(701,969)	$2,277,832
Software and system design costs	1,646,973	1,327,183	(898,221)	2,075,935
Patent and others	1,264,911	211,118	(373,369)	1,102,660

	$5,891,685	$1,538,301	$(1,973,559)	$5,456,427

	Year Ended December 31, 2009
	Balance,
	Beginning of			Balance,
	Year	Additions	Amortization	End of Year

Technology license fees	$3,786,251	$—	$(806,450)	$2,979,801
Software and system design costs	1,559,857	861,783	(774,667)	1,646,973
Patent and others	1,055,353	485,445	(275,887)	1,264,911

	$6,401,461	$1,347,228	$(1,857,004)	$5,891,685

14.	SHORT-TERM LOANS

December 31,
2010

Unsecured loans:
US$864,000 thousand and EUR114,900 thousand, due in January 2011, and annual interest at 0.38%-0.65%	$30,908,637

15.	BONDS PAYABLE

	December 31
	2010	2009

Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

16.	OTHER LONG-TERM PAYABLES
The Company’s long-term payables mainly resulted from license agreements for certain semiconductor-related patents.
As of December 31, 2010, the future payment of other long-term payable (classified under accrued expenses and other current liabilities) due in 2011 amounted to NT$718,637 thousand.
17.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$964,063 thousand and NT$608,731 thousand for the years ended December 31, 2010 and 2009, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

Pension information on the defined benefit plan is summarized as follows:
a.	Components of net periodic pension cost for the year

	2010	2009

Service cost	$129,552	$166,460
Interest cost	145,151	149,297
Projected return on plan assets	(39,939)	(56,170)
Amortization	1,061	29,134

Net periodic pension cost	$235,825	$288,721

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2010 and 2009

	2010	2009

Benefit obligation
Vested benefit obligation	$189,047	$123,524
Nonvested benefit obligation	5,390,113	3,754,388

Accumulated benefit obligation	5,579,160	3,877,912
Additional benefits based on future salaries	3,634,495	2,614,358

Projected benefit obligation	9,213,655	6,492,270
Fair value of plan assets	(2,853,535)	(2,612,295)

Funded status	6,360,120	3,879,975
Unrecognized net transition obligation	(82,991)	(91,291)
Prior service cost	154,738	161,977
Unrecognized net loss	(2,607,266)	(143,485)

Accrued pension cost	$3,824,601	$3,807,176

Vested benefit	$208,176	$135,501

	2010	2009

c. Actuarial assumptions at December 31, 2010 and 2009

Discount rate used in determining present values	1.75%	2.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.50%	1.50%

d. Contributions to the Fund for the year	$209,459	$191,554

e. Payments from the Fund for the year	$19,991	$37,801

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2010	2009

Income tax expense based on “income before income tax” at statutory rate (17% and 25% for 2010 and 2009, respectively)	$28,779,335	$23,745,246
Tax effect of the following:
Tax-exempt income	(16,669,784)	(8,621,941)
Temporary and permanent differences	(704,252)	3,124,974
Others	—	247,050
Additional tax at 10% on unappropriated earnings	127,489	—
Income tax credits used	(4,823,988)	(9,914,570)

Income tax currently payable	$6,708,800	$8,580,759

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2010	2009

Income tax currently payable	$6,708,800	$8,580,759
Income tax adjustments on prior years	980,428	(1,155,113)
Other income tax adjustments	369,220	15,921
Net change in deferred income tax assets
Investment tax credits	(7,243,473)	(1,119,523)
Temporary differences	16,790	41,456
Valuation allowance	6,853,430	(600,314)

Income tax expense	$7,685,195	$5,763,186

c.	Net deferred income tax assets consisted of the following:

	December 31
	2010	2009

Current deferred income tax assets
Investment tax credits	$4,182,893	$3,210,254
Temporary differences
Allowance for sales returns and others	624,023	794,507
Unrealized gain/loss on financial instruments	87,735	—
Others	239,124	58,649

	$5,133,775	$4,063,410

Noncurrent deferred income tax assets
Investment tax credits	$17,792,321	$11,521,487
Temporary differences
Depreciation	1,981,915	1,909,152
Others	32,792	132,336
Valuation allowance	(12,652,762)	(5,799,332)

	$7,154,266	$7,763,643

Effective in May 2009 and June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. The Company recalculated its deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010 and 2009, respectively.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2010 and 2009 was NT$1,669,533 thousand and NT$369,265 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2010 and 2009 were 4.70% and 9.85%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2010, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$3,212,913	$2,512,408	2012
		6,033,745	6,033,745	2013
		6,361,790	6,361,790	2014

		$15,608,448	$14,907,943

Statute for Upgrading Industries	Research and development expenditures	$1,000,000	$—	2010
		1,054,194	—	2011
		2,691,517	2,691,517	2012
		4,328,009	4,328,009	2013

		$9,073,720	$7,019,526

Statute for Upgrading Industries	Personnel training expenditures	$19,293	$—	2011
		30,624	30,624	2012
		17,121	17,121	2013

		$67,038	$47,745

Statute for Industrial Innovation	Research and development expenditures	$2,049,996	$—	2010

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2001	2006 to 2010
Construction and expansion of 2003	2007 to 2011
Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
h.	The tax authorities have examined income tax returns of the Company through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$24,222,823	$17,849,735	$42,072,558
Labor and health insurance	973,364	550,731	1,524,095
Pension	765,872	433,932	1,199,804
Meal	566,425	229,247	795,672
Welfare	228,218	133,376	361,594
Others	63,384	26,614	89,998

	$26,820,086	$19,223,635	$46,043,721

Depreciation	$76,219,816	$5,150,747	$81,370,563

Amortization	$1,242,824	$730,735	$1,973,559

	Year Ended December 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$15,874,268	$12,218,675	$28,092,943
Labor and health insurance	630,735	385,013	1,015,748
Pension	557,206	340,181	897,387
Meal	414,749	180,542	595,291
Welfare	155,795	97,282	253,077
Others	97,229	19,108	116,337

	$17,729,982	$13,240,801	$30,970,783

Depreciation	$68,606,242	$3,842,623	$72,448,865

Amortization	$1,199,386	$657,618	$1,857,004

20.	SHAREHOLDERS’ EQUITY
As of December 31, 2010, 1,096,448 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,482,242 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.
Capital surplus consisted of the following:

	December 31
	2010	2009

Additional paid-in capital	$23,628,908	$23,457,805
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	370,891	329,570
Donations	55	55

	$55,698,434	$55,486,010

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholder’s approval in the following year.

The Company accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the year amounted to NT$10,908,338 thousand and NT$6,691,338 thousand for the years ended December 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2009 and 2008 had been approved in the shareholders’ meetings held on June 15, 2010 and June 10, 2009, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008

Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, and profit sharing to employees to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The profit sharing to employees in stock of 141,870 thousand shares for 2008 was determined by the closing price of the Company’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and February 10, 2009 and same amount had been charged against earnings of 2009 and 2008, respectively.
The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively.

As of January 24, 2011, the Board of Directors has not resolved the appropriation for earnings of 2010.
The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
21.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2010.
Information about outstanding options for the years ended December 31, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)

Year ended December 31, 2010

Balance, beginning of year	28,810	$32.4
Options exercised	(7,372)	33.2
Options canceled	(1)	50.1

Balance, end of year	21,437	32.3

Year ended December 31, 2009

Balance, beginning of year	36,234	34.0
Options granted	175	34.0
Options exercised	(7,272)	35.8
Options canceled	(327)	46.5

Balance, end of year	28,810	33.5

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of December 31, 2010, information about outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise Price	Number of Options	Contractual Life	Exercise Price
(NT$)	(In Thousands)	(Years)	(NT$)

$21.7- $30.5	16,438	2.20	$28.2
38.0-50.1	4,999	3.91	45.6

	21,437	2.60	32.3

As of December 31, 2010, all of the above outstanding options were exercisable.
No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2010 and 2009 would have been as follows:

Assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Years Ended December 31
	2010	2009

Net income:
Net income as reported	$161,605,009	$89,217,836
Pro forma net income	161,470,030	88,838,182

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$6.24	$3.45
Pro forma basic EPS	6.23	3.44
Diluted EPS as reported	6.23	3.44
Pro forma diluted EPS	6.23	3.43
22.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Year ended December 31, 2010

Basic EPS
Earnings available to common shareholders	$169,290,204	$161,605,009	25,905,832	$6.53	$6.24

Effect of dilutive potential common shares	—	—	14,262

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$169,290,204	$161,605,009	25,920,094	$6.53	$6.23

(Continued)

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Year ended December 31, 2009

Basic EPS
Earnings available to common shareholders	$94,981,022	$89,217,836	25,835,802	$3.68	$3.45

Effect of dilutive potential common shares	—	—	77,319

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$94,981,022	$89,217,836	25,913,121	$3.67	$3.44

(Concluded)
Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the year ended December 31, 2009 to remain at NT$3.45 and NT$3.44, respectively.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$—	$—	$181,743	$181,743
Available-for-sale financial assets	4,951,323	4,951,323	1,046,672	1,046,672
Held-to-maturity financial assets	6,202,287	6,278,054	22,163,898	22,251,517
Financial assets carried at cost	497,835	—	501,988	—

Liabilities

Financial liabilities at fair value through profit or loss	7,834	7,834	—	—
Bonds payable	4,500,000	4,538,660	4,500,000	4,574,979
Other long-term payables (including current portion)	718,637	718,637	1,185,534	1,185,534

b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of the bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2010 and 2009 estimated using valuation techniques were recognized as a net loss of NT$7,834 thousand and a net gain of NT$181,743 thousand, respectively.

d.	As of December 31, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$7,235,336 thousand and NT$23,392,313 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$35,416,471 thousand and NT$4,500,000 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended December 31, 2010
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of year	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(441,978)	97,646	(344,332)

Balance, end of year	$(395,306)	$504,595	$109,289

	Year Ended December 31, 2009
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of year	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	51,384	726,949	778,333
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of year	$46,672	$406,949	$453,621

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market price will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC China TSMC Europe TSMC Japan

b.	Investees

GUC (with a controlling financial interest) Xintec (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada, Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2010		2009
	Amount	%	Amount	%

For the year

Sales
TSMC North America	$220,529,792	53	$161,251,368	54
Others	3,071,549	1	2,231,343	1

	$223,601,341	54	$163,482,711	55

Purchases
TSMC China	$8,748,101	18	$3,787,113	12
WaferTech	7,878,260	16	5,560,707	18
VIS	4,937,617	10	3,312,656	10
SSMC	4,521,046	10	3,537,659	11
Others	39,099	—	—	—

	$26,124,123	54	$16,198,135	51

Manufacturing expenses
Xintec (rent and outsourcing)	$313,397	—	$36,101	—
VisEra (outsourcing)	44,488	—	35,737	—
VIS (rent)	9,845	—	—	—

	$367,730	—	$71,838	—

Marketing expenses — commission
TSMC Europe	$415,765	15	$325,463	16
TSMC Japan	266,194	9	233,855	12
TSMC China	59,180	2	10,302	—
Others	19,318	1	14,424	1

	$760,457	27	$584,044	29

Research and development expenses
TSMC Technology (primarily consulting fee)	$547,838	2	$409,686	2
TSMC Canada (primarily consulting fee)	181,943	1	157,527	1
VIS (primarily rent)	12,017	—	1,264	—
Others	66,074	—	47,987	—

	$807,872	3	$616,464	3

	2010		2009
	Amount	%	Amount	%

Sales of property, plant and equipment and other assets
TSMC China	$1,409,862	75	$595	1
Xintec	3,841	—	58,450	91
Others	80,495	5	263	—

	$1,494,198	80	$59,308	92

Purchases of property, plant and equipment and intangible assets
VIS	$109,855	—	$—	—
TSMC China	66,337	—	—	—
WaferTech	9,624	—	—	—

	$185,816	—	$—	—

Non-operating income and gains
VIS (primarily technical service income, see Note 27e)	$267,370	2	$224,740	5
SSMC (primarily technical service income, see Note 27d)	198,218	1	141,488	3
TSMC China	49,738	—	184,626	4
Others	9,655	—	263	—

	$524,981	3	$551,117	12

As of December 31

Receivables
TSMC North America	$25,579,259	99	$22,203,242	98
Others	154,715	1	338,531	2

	$25,733,974	100	$22,541,773	100

Other receivables
TSMC China	$1,170,407	90	$111,103	45
VIS	70,798	5	81,663	33
SSMC	53,788	4	39,629	16
Others	7,288	1	13,608	6

	$1,302,281	100	$246,003	100

Payables
TSMC China	$895,193	35	$481,500	24
WaferTech	568,685	22	561,165	27
SSMC	430,235	17	238,741	12
VIS	428,797	17	529,060	26
TSMC Technology	88,292	3	109,220	5
Others	163,248	6	119,656	6

	$2,574,450	100	$2,039,342	100

Deferred debits (credits)
TSMC China	$27,327	2	$(7,970)	(17)

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The office rental was prepaid by the Company and the facilities rental was paid quarterly. The related rental expenses were classified under research and development expenses and manufacturing expenses.

The Company deferred the gains and losses (classified under deferred debits and deferred credits) derived from sales of property, plant and equipment to TSMC China, and then recognized such gains and losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

Compensation of directors and management personnel:

	Years Ended December 31
	2010	2009

Salaries, incentives and special compensation	$773,134	$572,464
Bonus	578,343	395,313

	$1,351,477	$967,777

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2010 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2010 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2011. The total compensation for the year ended December 31, 2009 included the bonuses appropriated from earnings of 2009 which was approved by the shareholders’ meeting held in 2010.

25.	PLEDGED OR MORTGAGED ASSETS

As of December 31, 2010 and 2009, the Company had pledged time deposits of NT$25,864 thousand and NT$824,797 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee, respectively.

26.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from April 2011 to July 2030 and can be renewed upon expiration.

As of December 31, 2010, future lease payments were as follows:

Year	Amount

2011	$414,444
2012	412,977
2013	388,729
2014	375,171
2015	365,007
2016 and thereafter	3,078,295

$5,034,623

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2010, the Company had a total of US$22,653 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding, and recognized settlement income amounting to NT$4,434,364 thousand.

g.	In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the U.S. International Trade Commission (“USITC”) accusing the Company and one other company of allegedly infringing a single U.S. patent. Based on this complaint, the USITC has initiated an investigation in July 2010. The Company and STC.UNM have subsequently reached a settlement agreement and, on November 15, 2010, filed a joint motion to terminate the investigation based on the settlement agreement. As a result, the Administrative Law Judge (“ALJ”) assigned to the investigation has made an initial determination to terminate the investigation based on the settlement agreement. The USITC, on December 21, 2010, decided not to review the ALJ’s initial determination, which officially terminates this investigation.

h.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. The outcome of this litigation cannot be determined at this time.

i.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

28.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2010		2009
	Foreign		Foreign
	Currency	Exchange Rate	Currency	Exchange Rate
	(In Thousands)	(Note)	(In Thousands)	(Note)

Financial assets

Monetary assets
USD	$1,732,529	30.368	$1,467,092	32.03
EUR	224,363	40.65	58,214	46.25
JPY	28,580,962	0.3735	31,840,267	0.3484
Non-monetary assets
HKD	1,002,116	3.91	—	—
Investments accounted for using equity method
USD	2,997,686	30.368	2,777,541	32.03
EUR	4,963	40.65	3,448	46.25
JPY	402,441	0.3735	389,389	0.3484
RMB	927,986	4.61	630,438	4.693

Financial liabilities

Monetary liabilities
USD	1,776,756	30.368	690,011	32.03
EUR	261,956	40.65	72,647	46.25
JPY	30,604,986	0.3735	34,454,091	0.3484
Note: Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

29.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Not meet the criteria for hedge accounting

TSMC China entered into forward exchange contracts during the year ended December 31, 2010 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2010 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell EUR/ Buy US$	February 2011	EUR3,067/US$4,093
Sell RMB/ Buy US$	May 2011 to June 2011	RMB529,190/US$80,000
For the year ended December 31, 2010, net losses arising from forward exchange contracts of TSMC China amounted to NT$3,137 thousand.

Xintec entered into forward exchange contracts during the year ended December 31, 2010 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2010 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	January 2011 to March 2011	US$11,800/NT$353,076
For the year ended December 31, 2010, net gains arising from forward exchange contracts of Xintec amounted to NT$11,005 thousand.

Meet the criteria for hedge accounting

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of December 31, 2010, the outstanding interest rate swap contract of Xintec consisted of the following:

				Expected Timing for
		Fair Value	Expected	the
	Hedging Financial	December 31,	Cash Flow	Recognition of Gains
Hedged Item	Instrument	2010	Generated Period	or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(814)	2010 to 2012	2010 to 2012

The adjustment to shareholders’ equity and the amount removed from shareholders’ equity and recognized a loss of Xintec as a result of the above interest rate swap contract amounted to NT$814 thousand and NT$352 thousand for the year ended December 31, 2010, respectively.

k.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 24.

30.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information

The Company has no significant foreign operations. Therefore, the disclosure of geographic information is not applicable to the Company.

c.	Export sales

	Years Ended December 31
Area	2010	2009

Americas	$228,283,198	$166,813,136
Asia	86,188,861	59,496,755
Europe and others	48,906,727	31,350,249

	$363,378,786	$257,660,140

The export sales information is based on the amounts billed to customers within the areas.

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2010		2009
	Amount	%	Amount	%

Customer A	$220,529,792	53	$161,251,368	54

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
FINANCINGS PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
Company’s
Financing
				Financing Limit	Maximum								Amount Limits
		Financial		for Each	Balance for the	Ending Balance			Allowance				(US$ in
	Financing	statement	Counter-	Borrowing	Period (US$ in	(US$ in		Reason for	for	Collateral		Transaction	Thousands)
No.	Name	Account	party	Company	Thousands)	Thousands)	Interest Rate	Financing	Bad Debt	Item	Value	Amounts	(Note 2)

1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$3,644,160	$3,644,160	0.25%-0.26%	Purchase equipment	$—	—	$—	$—	$33,565,775
					(US$120,000 )	(US$120,000 )
Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,033,049	N/A		$1,033,049
	China Steel Corporation	—	Held-to-maturity financial assets	—		1,507,400	N/A		1,516,479
	Formosa Petrochemical Corporation	—	”	—		1,463,791	N/A		1,472,381
	Taiwan Power Company	—	”	—		1,352,022	N/A		1,360,403
	Nan Ya Plastics Corporation	—	”	—		1,303,298	N/A		1,347,296
	Formosa Plastics Corporation	—	”	—		575,776	N/A		581,495

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493		3,918,274	7		3,918,274
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		43,710,543	100		43,710,543
	TSMC Partners	Subsidiary	”	988,268		33,565,775	100		33,565,775
	VIS	Investee accounted for using equity method	”	628,223		9,422,452	38		9,297,707
	SSMC	Investee accounted for using equity method	”	314		7,120,714	39		6,742,565
	Motech	Investee accounted for using equity method	”	76,069		6,733,369	20		4,685,200
	TSMC North America	Subsidiary	”	11,000		2,873,888	100		2,873,888
	Xintec	Investee with a controlling financial interest	”	93,081		1,645,201	41		1,632,596
	GUC	Investee with a controlling financial interest	”	46,688		1,113,516	35		5,695,919
	TSMC Europe	Subsidiary	”	—		177,784	100		177,784
	TSMC Japan	Subsidiary	”	6		150,312	100		150,312
	TSMC Solar NA	Subsidiary	”	1		26,527	100		26,527
	TSMC Solar Europe	Subsidiary	”	—		23,971	100		23,971
	TSMC Korea	Subsidiary	”	80		20,929	100		20,929
	TSMC Lighting NA	Subsidiary	”	1		3,133	100		3,133
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		321,548
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		356,893
	W.K. Technology Fund IV	—	”	4,000		40,000	2		43,977

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	”	—		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		4,252,270	100		4,278,014
	VTAF III	Subsidiary	”	—		2,769,423	99		2,749,807
	VTAF II	Subsidiary	”	—		1,063,057	98		1,057,288
	Emerging Alliance	Subsidiary	”	—		304,310	99		304,310

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,283	N/A	US$	21,065
	General Elec Cap Corp. Mtn	—	”	—	US$	20,141	N/A	US$	21,391
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	403,257	100	US$	403,257
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	83,057	49	US$	83,057
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	4,088	US$	21,523	97	US$	21,523
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	16,532	US$	13,660	97	US$	13,660
	TSMC Technology	Subsidiary	”	1	US$	9,878	100	US$	9,878
	TSMC Canada	Subsidiary	”	2,300	US$	3,714	100	US$	3,714
	Mcube Inc.	Investee accounted for using equity method	”	5,333		—	70		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	10		—

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,215	N/A	US$	21,391
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,075

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	165,211	100	US$	165,211

Emerging Alliance	Corporate bond
	Beal Bk	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249
	Beal Bk Ssb	—	”	249	US$	249	N/A	US$	249
	Cd Ally Bank	—	”	249	US$	249	N/A	US$	249
	Cd Banco Popular De P R	—	”	249	US$	249	N/A	US$	249
	H&R Block Bank	—	”	249	US$	249	N/A	US$	249

	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	1,276	US$	1,145	2	US$	1,145
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Corporate bond
	Beal Bk	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249
	Beal Bk Ssb	—	”	249	US$	249	N/A	US$	249
	Cd Ally Bank	—	”	249	US$	249	N/A	US$	249
	Cd Banco Popular De P R	—	”	249	US$	249	N/A	US$	249
	H&R Block Bank	—	”	249	US$	249	N/A	US$	249

	Common stock
	Leadtrend	—	Available-for-sale financial assets	738	US$	3,159	2	US$	3,159
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Beceem Communications	—	”	797	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	2,847	US$	2,825	4	US$	2,825
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593

	Xceive	—	”	4,210	US$	1,554	3	US$	1,554
	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	2,058	57	US$	2,058
	Aiconn Technology Corporation	Investee accounted for using equity method	”	5,623	US$	546	43	US$	546

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	”	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	”	59,695	US$	5,897	15	US$	5,897
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	3,686	US$	4,717	4	US$	4,717
	Powervation, Ltd.	—	”	380	US$	5,797	16	US$	5,797
	Quellan, Inc.	—	”	3,106	US$	369	N/A	US$	369
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	”	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	846	100	US$	846

	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Veebeam	—	”	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	3,541	US$	12,400	5	US$	12,400
	Memsic, Inc.	—	”	1,286	US$	4,371	5	US$	4,371

	Preferred stock
	IP Unity, Inc.	—	Financial assets carried at cost	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	”	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	3,645	5	US$	3,645
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	932	US$	545	6	US$	545
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	686	6	US$	686
	Sonics, Inc.	—	”	264	US$	456	3	US$	456

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$58,045	100		$58,045
	GUC-Japan	Subsidiary	”	1		14,706	100		14,706
	GUC-BVI	Subsidiary	”	550		8,761	100		8,761
	GUC-Europe	Subsidiary	”	—		3,747	100		3,747

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		7,468	100		7,468

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1		3,658	100		3,658

TSMC Global	Corporate bond
	African Development Bank	—	Available-for-sale financial assets	2,600	US$	2,622	N/A	US$	2,622
	Allstate Life Gbl Fdg Secd	—	”	4,430	US$	4,824	N/A	US$	4,824
	Alltel Corp.	—	”	100	US$	108	N/A	US$	108
	American Honda Fin Corp. Mtn	—	”	4,000	US$	3,995	N/A	US$	3,995
	Anz National Intl Ltd.	—	”	3,500	US$	3,554	N/A	US$	3,554
	Asian Development Bank	—	”	2,500	US$	2,501	N/A	US$	2,501
	Astrazeneca Plc	—	”	3,150	US$	3,397	N/A	US$	3,397
	AT+T Wireless	—	”	3,500	US$	3,823	N/A	US$	3,823
	Australia + New Zealand Bkg	—	”	2,000	US$	2,047	N/A	US$	2,047
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,249	N/A	US$	3,249
	Bank New York Inc.	—	”	1,615	US$	1,613	N/A	US$	1,613
	Bank New York Inc. Medium	—	”	2,100	US$	2,253	N/A	US$	2,253
	Bank of America Corp.	—	”	2,100	US$	2,154	N/A	US$	2,154
	Bank of New York Mellon	—	”	2,200	US$	2,206	N/A	US$	2,206
	Bank of Nova Scotia	—	”	5,000	US$	5,000	N/A	US$	5,000
	Barclays Bank Plc	—	”	12,000	US$	11,997	N/A	US$	11,997
	Barclays Bank Plc NY	—	”	400	US$	400	N/A	US$	400
	Bbva US Senior SA Uniper	—	”	2,645	US$	2,638	N/A	US$	2,638
	Bear Stearns Cos Inc.	—	”	2,200	US$	2,199	N/A	US$	2,199
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,494	N/A	US$	3,494
	Bear Stearns Cos Inc. Med Term	—	”	2,400	US$	2,618	N/A	US$	2,618
	Berkshire Hathaway Inc. Del	—	”	3,500	US$	3,517	N/A	US$	3,517
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,104	N/A	US$	2,104
	Bk Tokyo Mitsubishi Ufj	—	”	2,000	US$	2,042	N/A	US$	2,042
	Bmw US Capital LLC	—	”	1,600	US$	1,602	N/A	US$	1,602
	Bnp Paribas SA	—	”	3,810	US$	3,844	N/A	US$	3,844
	Boeing Cap Corp.	—	”	2,925	US$	3,192	N/A	US$	3,192
	Boeing Co.	—	”	450	US$	458	N/A	US$	458
	Bp Captial Markets Plc	—	”	3,900	US$	3,988	N/A	US$	3,988
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Caterpillar Financial Se	—	Available-for-sale financial assets	900	US$	901	N/A	US$	901
	Cellco Part/Veri Wireless	—	”	1,000	US$	1,159	N/A	US$	1,159
	Cello Part/Veri Wirelss	—	”	2,000	US$	2,020	N/A	US$	2,020
	Cie Financement Foncier	—	”	200	US$	200	N/A	US$	200
	Cie Financement Foncier	—	”	4,000	US$	4,019	N/A	US$	4,019
	Citigroup Funding Inc.	—	”	16,000	US$	16,323	N/A	US$	16,323
	Citigroup Funding Inc.	—	”	7,300	US$	7,446	N/A	US$	7,446
	Citigroup Inc.	—	”	1,400	US$	1,390	N/A	US$	1,390
	Citigroup Inc.	—	”	800	US$	814	N/A	US$	814
	Citigroup Inc.	—	”	400	US$	426	N/A	US$	426
	Citigroup Inc.	—	”	5,000	US$	5,490	N/A	US$	5,490
	Coca Cola Co.	—	”	4,000	US$	4,002	N/A	US$	4,002
	Commonwealth Bank Aust	—	”	2,800	US$	2,806	N/A	US$	2,806
	Countrywide Finl Corp.	—	”	4,000	US$	4,208	N/A	US$	4,208
	Credit Suisse First Boston USA	—	”	2,150	US$	2,253	N/A	US$	2,253
	Credit Suisse New York	—	”	3,945	US$	4,090	N/A	US$	4,090
	Deutsche Bank AG NY	—	”	2,500	US$	2,487	N/A	US$	2,487
	Dexia Credit Local	—	”	6,000	US$	5,976	N/A	US$	5,976
	Dexia Credit Local	—	”	4,000	US$	3,984	N/A	US$	3,984
	Dexia Credit Local S.A	—	”	4,000	US$	3,992	N/A	US$	3,992
	Dexia Credit Local SA NY	—	”	5,000	US$	4,983	N/A	US$	4,983
	Du Pont E I De Nemours + Co.	—	”	825	US$	886	N/A	US$	886
	Ebay Inc.	—	”	1,375	US$	1,361	N/A	US$	1,361
	Eog Resources Inc.	—	”	1,500	US$	1,501	N/A	US$	1,501
	Finance for Danish Ind	—	”	3,800	US$	3,799	N/A	US$	3,799
	General Elec Cap Corp.	—	”	1,000	US$	999	N/A	US$	999
	General Elec Cap Corp.	—	”	7,000	US$	7,002	N/A	US$	7,002
	General Elec Cap Corp.	—	”	1,000	US$	1,001	N/A	US$	1,001
	General Elec Cap Corp.	—	”	4,000	US$	4,110	N/A	US$	4,110
	General Electric Capital Corp.	—	”	2,000	US$	1,967	N/A	US$	1,967
	Georgia Pwr Co.	—	”	1,000	US$	1,005	N/A	US$	1,005
	Georgia Pwr Co.	—	”	4,000	US$	4,006	N/A	US$	4,006
	Gmac LLC	—	”	4,600	US$	4,731	N/A	US$	4,731
	Goldman Sachs Group Inc.	—	”	2,000	US$	1,956	N/A	US$	1,956
	Groupe Bpce	—	”	1,150	US$	1,140	N/A	US$	1,140
	Hewlett Packard Co.	—	”	3,000	US$	3,003	N/A	US$	3,003
	Hewlett Packard Co.	—	”	2,030	US$	2,032	N/A	US$	2,032
	Household Fin Corp.	—	”	4,330	US$	4,694	N/A	US$	4,694
	HSBC Bank Plc	—	”	3,400	US$	3,405	N/A	US$	3,405
	HSBC Fin Corp.	—	”	2,315	US$	2,304	N/A	US$	2,304
	HSBC Fin Corp.	—	”	2,900	US$	3,074	N/A	US$	3,074
	IBM Corp.	—	”	2,300	US$	2,301	N/A	US$	2,301
	IBM Corp.	—	”	6,800	US$	6,775	N/A	US$	6,775
	IBM Corp.	—	”	1,500	US$	1,500	N/A	US$	1,500
	Intl Bk Recon + Develop	—	”	5,000	US$	5,002	N/A	US$	5,002
	Intl Bk Recon + Develop	—	”	2,000	US$	2,046	N/A	US$	2,046
	John Deer Capital Corp. Fdic GT	—	”	3,500	US$	3,616	N/A	US$	3,616
	JP Morgan Chase + Co.	—	”	2,500	US$	2,513	N/A	US$	2,513
	JP Morgan Chase + Co.	—	”	5,000	US$	5,021	N/A	US$	5,021
	Kfw Medium Term Nts Book Entry	—	”	1,950	US$	1,950	N/A	US$	1,950
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	664	N/A	US$	664
	Lilly Eli + Co.	—	”	1,500	US$	1,548	N/A	US$	1,548
	Lloyds Tsb Bank Plc Ser 144A	—	”	4,850	US$	4,857	N/A	US$	4,857
	Lloyds Tsb Bank Plc Ser 144A	—	”	5,950	US$	6,009	N/A	US$	6,009
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Macquarie Bk Ltd. Sr	—	Available-for-sale financial assets	3,900	US$	3,975	N/A	US$	3,975
	Massmutual Global Fdg II Mediu	—	”	4,000	US$	3,955	N/A	US$	3,955
	Mellon Fdg Corp.	—	”	3,500	US$	3,475	N/A	US$	3,475
	Merck + Co. Inc.	—	”	4,000	US$	4,032	N/A	US$	4,032
	Merck + Co. Inc.	—	”	2,000	US$	2,077	N/A	US$	2,077
	Merrill Lynch + Co. Inc.	—	”	4,691	US$	4,647	N/A	US$	4,647
	Met Life Glob Funding I	—	”	500	US$	508	N/A	US$	508
	Metlife Inc.	—	”	6,500	US$	6,600	N/A	US$	6,600
	Metlife Inc.	—	”	2,000	US$	2,013	N/A	US$	2,013
	Microsoft Corp.	—	”	3,250	US$	3,232	N/A	US$	3,232
	Monumental Global Fdg II	—	”	1,500	US$	1,446	N/A	US$	1,446
	Monumental Global Fdg III	—	”	750	US$	729	N/A	US$	729
	Morgan Stanley	—	”	1,000	US$	1,036	N/A	US$	1,036
	Morgan Stanley Dean Witter	—	”	8,000	US$	8,524	N/A	US$	8,524
	Morgan Stanley for Equity	—	”	2,000	US$	1,996	N/A	US$	1,996
	National Australia Bank	—	”	1,000	US$	1,019	N/A	US$	1,019
	New York Life Global Fdg	—	”	2,000	US$	2,049	N/A	US$	2,049
	Nordea Bank Fld Plc	—	”	2,250	US$	2,241	N/A	US$	2,241
	Occidental Pete Corp.	—	”	3,200	US$	3,700	N/A	US$	3,700
	Occidental Petroleum Cor	—	”	1,000	US$	1,004	N/A	US$	1,004
	Ontario (Province of)	—	”	2,000	US$	2,038	N/A	US$	2,038
	Pacific Gas + Electric	—	”	2,000	US$	1,999	N/A	US$	1,999
	Pnc Funding Corp.	—	”	2,000	US$	2,000	N/A	US$	2,000
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,724	N/A	US$	1,724
	Principal Life Income Fundings	—	”	1,500	US$	1,483	N/A	US$	1,483
	Princoa Global Fdg I Medium	—	”	5,050	US$	5,011	N/A	US$	5,011
	Rabobank Nederland	—	”	5,000	US$	5,000	N/A	US$	5,000
	Royal Bk of Scotland Plc	—	”	4,000	US$	4,002	N/A	US$	4,002
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,052	N/A	US$	5,052
	Royal Bk Scotland Plc	—	”	2,550	US$	2,589	N/A	US$	2,589
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,516	N/A	US$	9,516
	Sbc Communications Inc.	—	”	2,000	US$	2,106	N/A	US$	2,106
	Shell International Fin	—	”	4,515	US$	4,536	N/A	US$	4,536
	Shell International Fin	—	”	3,200	US$	3,248	N/A	US$	3,248
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,260	N/A	US$	2,260
	State Str Corp.	—	”	6,420	US$	6,417	N/A	US$	6,417
	Sun Life Finl Global	—	”	4,400	US$	4,332	N/A	US$	4,332
	Sun Life Finl Global Fdg II Lp	—	”	1,500	US$	1,496	N/A	US$	1,496
	Suncorp Metway Ltd.	—	”	8,800	US$	8,982	N/A	US$	8,982
	Svenska Handelsbanken AB	—	”	2,200	US$	2,253	N/A	US$	2,253
	Swedbank AB	—	”	2,000	US$	1,998	N/A	US$	1,998
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,536	N/A	US$	1,536
	Swedbank Hypotek AB	—	”	4,000	US$	3,993	N/A	US$	3,993
	Teva Pharma Fin III LLC	—	”	4,000	US$	4,016	N/A	US$	4,016
	Tiaa Global Mkts Inc.	—	”	2,000	US$	2,141	N/A	US$	2,141
	Tiaa Global Mkts Inc. Mtn	—	”	1,500	US$	1,631	N/A	US$	1,631
	Ubs Ag Stamford CT	—	”	2,200	US$	2,199	N/A	US$	2,199
	Ubs Ag Stamford CT	—	”	800	US$	807	N/A	US$	807
	US Central Federal Cred	—	”	4,000	US$	4,084	N/A	US$	4,084
	Verizon Communications Inc.	—	”	1,500	US$	1,631	N/A	US$	1,631
	Wachovia Corp.	—	”	550	US$	545	N/A	US$	545
	Wachovia Corp. Global Medium	—	”	5,000	US$	5,141	N/A	US$	5,141
	Wachovia Corp. New	—	”	1,400	US$	1,398	N/A	US$	1,398
	Wal Mart Stores Inc.	—	”	4,000	US$	3,964	N/A	US$	3,964
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Wal Mart Stores Inc.	—	Available-for-sale financial assets	3,770	US$	4,325	N/A	US$	4,325
	Wells Fargo + Company	—	”	2,000	US$	2,007	N/A	US$	2,007
	Westpac Banking Corp.	—	”	3,500	US$	3,514	N/A	US$	3,514
	Westpac Banking Corp.	—	”	2,100	US$	2,110	N/A	US$	2,110
	Westpac Banking Corp.	—	”	4,000	US$	4,005	N/A	US$	4,005
	Wyeth	—	”	3,345	US$	3,657	N/A	US$	3,657
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,146
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,888
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,730
	JP Morgan Chase + Co.	—	”	35,000	US$	35,067	N/A	US$	35,148
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	7,996
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,555
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	5,009

	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	11,100	US$	11,096	N/A	US$	11,096
	Fannie Mae	—	”	3,900	US$	3,861	N/A	US$	3,861
	Fannie Mae	—	”	16,104	US$	16,102	N/A	US$	16,102
	Fannie Mae	—	”	8,765	US$	8,763	N/A	US$	8,763
	Fannie Mae	—	”	4,600	US$	4,589	N/A	US$	4,589
	Fannie Mae	—	”	3,000	US$	2,994	N/A	US$	2,994
	Fannie Mae	—	”	4,000	US$	4,003	N/A	US$	4,003
	Fed Hm Ln Pc Pool 1b2830	—	”	1,836	US$	1,922	N/A	US$	1,922
	Fed Hm Ln Pc Pool 1g0115	—	”	2,023	US$	2,086	N/A	US$	2,086
	Fed Hm Ln Pc Pool 1g1114	—	”	799	US$	837	N/A	US$	837
	Fed Hm Ln Pc Pool 1k1210	—	”	1,550	US$	1,613	N/A	US$	1,613
	Fed Hm Ln Pc Pool 780741	—	”	1,800	US$	1,879	N/A	US$	1,879
	Federal Farm Credit Bank	—	”	4,000	US$	3,984	N/A	US$	3,984
	Federal Farm Credit Bank	—	”	4,000	US$	3,994	N/A	US$	3,994
	Federal Farm Credit Bank	—	”	5,000	US$	5,004	N/A	US$	5,004
	Federal Farm Credit Bank	—	”	5,000	US$	5,008	N/A	US$	5,008
	Federal Home Ln Bks	—	”	5,000	US$	5,046	N/A	US$	5,046
	Federal Home Ln Mtg Assn	—	”	2,768	US$	2,810	N/A	US$	2,810
	Federal Home Ln Mtg Corp.	—	”	3,732	US$	3,727	N/A	US$	3,727
	Federal Home Ln Mtg Corp.	—	”	1,443	US$	1,505	N/A	US$	1,505
	Federal Home Ln Mtg Corp.	—	”	2,664	US$	2,793	N/A	US$	2,793
	Federal Home Ln Mtg Corp.	—	”	1,915	US$	1,969	N/A	US$	1,969
	Federal Home Ln Mtg Corp.	—	”	1,778	US$	1,849	N/A	US$	1,849
	Federal Home Ln Mtg Corp.	—	”	422	US$	423	N/A	US$	423
	Federal Home Ln Mtg Corp.	—	”	246	US$	247	N/A	US$	247
	Federal Home Ln Mtg Corp.	—	”	1,298	US$	1,341	N/A	US$	1,341
	Federal Home Ln Mtg Corp.	—	”	3,324	US$	3,453	N/A	US$	3,453
	Federal Home Ln Mtg Corp.	—	”	2,450	US$	2,491	N/A	US$	2,491
	Federal Home Loan Bank	—	”	5,000	US$	5,007	N/A	US$	5,007
	Federal Home Loan Bank	—	”	6,800	US$	6,817	N/A	US$	6,817
	Federal Home Loan Bank	—	”	8,000	US$	8,040	N/A	US$	8,040
	Federal Home Loan Bank	—	”	1,400	US$	1,399	N/A	US$	1,399
	Federal Home Loan Bank	—	”	1,400	US$	1,399	N/A	US$	1,399
	Federal Home Loan Bank	—	”	10,000	US$	9,998	N/A	US$	9,998
	Federal Home Loan Bank	—	”	8,400	US$	8,397	N/A	US$	8,397
	Federal Home Loan Bank	—	”	5,000	US$	4,998	N/A	US$	4,998
	Federal Home Loan Mtg Corp.	—	”	5,183	US$	5,168	N/A	US$	5,168
	Federal Home Loan Mtg Corp.	—	”	710	US$	718	N/A	US$	718
	Federal National Mort Assoc	—	”	535	US$	539	N/A	US$	539
	Federal Natl Mtg Assn	—	”	471	US$	471	N/A	US$	471
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Federal Natl Mtg Assn Gtd	—	Available-for-sale financial assets	2,346	US$	2,425	N/A	US$	2,425
	Federal Natl Mtg Assn Gtd Remi	—	”	1,917	US$	1,988	N/A	US$	1,988
	Federal Natl Mtg Assn Gtd Remi	—	”	436	US$	437	N/A	US$	437
	Federal Natl Mtg Assn Mtn	—	”	1,276	US$	1,304	N/A	US$	1,304
	Federal Natl Mtg Assn Remic	—	”	1,080	US$	1,094	N/A	US$	1,094
	Federal Natl Mtge Assn	—	”	1,428	US$	1,506	N/A	US$	1,506
	Fhr 2647 Pb	—	”	2,561	US$	2,595	N/A	US$	2,595
	Fhr 2953 Da	—	”	3,284	US$	3,466	N/A	US$	3,466
	Fhr 3087 Jb	—	”	1,520	US$	1,602	N/A	US$	1,602
	Fhr 3184 Fa	—	”	4,096	US$	4,084	N/A	US$	4,084
	Fnma Pool 745131	—	”	1,743	US$	1,803	N/A	US$	1,803
	Fnma Pool 745688	—	”	1,384	US$	1,440	N/A	US$	1,440
	Fnma Pool 775852	—	”	340	US$	343	N/A	US$	343
	Fnma Pool 790772	—	”	1,162	US$	1,215	N/A	US$	1,215
	Fnma Pool 819649	—	”	1,876	US$	1,950	N/A	US$	1,950
	Fnma Pool 829989	—	”	1,626	US$	1,695	N/A	US$	1,695
	Fnma Pool 841068	—	”	482	US$	505	N/A	US$	505
	Fnma Pool 846233	—	”	1,729	US$	1,800	N/A	US$	1,800
	Fnma Pool 870884	—	”	1,609	US$	1,684	N/A	US$	1,684
	Fnma Pool 879908	—	”	1,349	US$	1,417	N/A	US$	1,417
	Fnma Pool AB0035	—	”	2,000	US$	2,055	N/A	US$	2,055
	Fnma Pool AC9580	—	”	100	US$	103	N/A	US$	103
	Fnr 2005 47 HA	—	”	1,785	US$	1,875	N/A	US$	1,875
	Fnr 2006 60 CO	—	”	3,485	US$	3,483	N/A	US$	3,483
	Fnr 2006 60 CO	—	”	1,009	US$	1,016	N/A	US$	1,016
	Fnr 2009 116 A	—	”	4,271	US$	4,640	N/A	US$	4,640
	Fnr 2009 70 NT	—	”	1,890	US$	1,965	N/A	US$	1,965
	Freddie Mac	—	”	10,420	US$	10,411	N/A	US$	10,411
	Freddie Mac	—	”	4,500	US$	4,502	N/A	US$	4,502
	Freddie Mac	—	”	5,750	US$	5,764	N/A	US$	5,764
	Freddie Mac	—	”	7,855	US$	7,859	N/A	US$	7,859
	Freddie Mac	—	”	4,300	US$	4,316	N/A	US$	4,316
	Freddie Mac	—	”	4,010	US$	4,014	N/A	US$	4,014
	Gnma II Pool 082431	—	”	1,897	US$	1,943	N/A	US$	1,943
	Gnr 2008 9 SA	—	”	2,259	US$	2,274	N/A	US$	2,274
	Gnr 2009 45 AB	—	”	4,417	US$	4,496	N/A	US$	4,496
	Government Natl Mtg Assn	—	”	3,050	US$	3,285	N/A	US$	3,285
	Government Natl Mtg Assn Gtd	—	”	1,692	US$	1,780	N/A	US$	1,780
	Ngn 2010 C1 A1	—	”	1,968	US$	1,928	N/A	US$	1,928
	Ngn 2010 R2 1A	—	”	3,732	US$	3,731	N/A	US$	3,731

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	41,700	US$	42,042	N/A	US$	42,042
	US Treasury N/B	—	”	7,000	US$	7,079	N/A	US$	7,079
	US Treasury N/B	—	”	1,000	US$	1,015	N/A	US$	1,015
	Wi Treasury N/B	—	”	5,250	US$	5,212	N/A	US$	5,212
	Wi Treasury Sec	—	”	11,100	US$	10,976	N/A	US$	10,976
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,030

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	12,387	US$	12,387	N/A	US$	12,387
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316	US$	6,228,661	—		$—		$—		$—	76,069		$6,733,369
	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		1,309,615	—		1,862,278	—		—		—		—	—		2,769,423
VTAF III	Preferred stock
	Stion Corp.	Financial assets carried at cost	—	—	—		—	7,347	US$	50,000	—		—		—		—	7,347	US$	50,000
GUC	Open-end mutual fund
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	5,668		80,008	7,072		100,000	12,740		180,192		180,000		192	—		—
	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—		—	7,692		100,000	7,692		100,075		100,000		75	—		—
TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	—		—	4,430	US$	4,834	—		—		—		—	4,430	US$	4,824
	American Honda Fin Corp. Mtn	”	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,995
	Anz National Intl Ltd.	”	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,554
	AT+T Wireless	”	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,823
	Bank of America	”	—	—	—		—	2,900	US$	3,121	2,900	US$	3,086	US$	3,121	US$	(35)	—		—
	Bank of America Corp. Fdic Gtd	”	—	—	—		—	3,400	US$	3,548	3,400	US$	3,539	US$	3,548	US$	(9)	—		—
	Bank of Nova Scotia	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,000
	Bank of Scotland Plc	”	—	—	—		—	4,000	US$	3,984	—		—		—		—	—		—
	Barclays Bank Plc	”	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,997
	Barclays Bank Plc NY	”	—	—	—		—	5,000	US$	5,000	5,000	US$	5,036	US$	5,000	US$	36	—		—
	Bbva US Senior SA Uniper	”	—	—	—		—	4,745	US$	4,744	2,100	US$	2,084	US$	2,100	US$	(16)	2,645	US$	2,638
	Berkshire Hathaway Inc. Del	”	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,517
	Boeing Cap Corp.	”	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,192
	Bp Capital Markets Plc	”	—	—	—		—	3,900	US$	3,969	—		—		—		—	3,900	US$	3,988
	Cie Financement Foncier	”	—	—	—		—	4,000	US$	4,029	—		—		—		—	4,000	US$	4,019
	Citibank NA	”	—	—	—		—	4,020	US$	4,021	4,020	US$	4,016	US$	4,021	US$	(5)	—		—
	Citibank NA	”	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citibank NA	”	—	—	—		—	10,000	US$	10,094	10,000	US$	10,104	US$	10,094	US$	10	—		—
	Citigroup Funding Inc.	”	—	—	—		—	16,000	US$	16,262	—		—		—		—	16,000	US$	16,323
	Citigroup Funding Inc.	”	—	—	—		—	7,300	US$	7,448	—		—		—		—	7,300	US$	7,446
	Citigroup Inc.	”	—	—	—		—	4,165	US$	4,167	4,165	US$	4,167	US$	4,167		—	—		—
	Citigroup Inc.	”	—	—	—		—	4,800	US$	4,768	4,800	US$	4,761	US$	4,768	US$	(7)	—		—
	Citigroup Inc.	”	—	—	—		—	5,000	US$	5,360	—		—		—		—	5,000	US$	5,490
	Coca Cola Co.	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,002
	Countrywide Finl Corp.	”	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,208
	Dexia Credit Local	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,976
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

	Dexia Credit Local	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	—	US$	—	US$	—	US$	—	4,000	US$	3,984
	Dexia Credit Local S.A	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,992
	Dexia Credit Local SA NY	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,983
	General Elec Cap Corp.	”	—	—	—		—	4,000	US$	4,117	—		—		—		—	4,000	US$	4,110
	Georgia Pwr Co.	”	—	—	—		—	6,000	US$	6,000	5,000	US$	5,015	US$	5,000	US$	15	1,000	US$	1,005
	Georgia Pwr Co.	”	—	—	—		—	4,000	US$	4,024	—		—		—		—	4,000	US$	4,006
	Gmac LLC	”	—	—	—		—	4,600	US$	4,727	—		—		—		—	4,600	US$	4,731
	Goldman Sachs Group Incser 2	”	—	—	3,000	US$	3,012	—		—	3,000	US$	3,012	US$	3,016	US$	(4)	—		—
	Household Fin Corp.	”	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,694
	HSBC Bank Plc	”	—	—	—		—	3,400	US$	3,407	—		—		—		—	3,400	US$	3,405
	HSBC Fin Corp.	”	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,074
	IBM Corp.	”	—	—	1,800	US$	1,796	4,300	US$	4,302	3,800	US$	3,804	US$	3,801	US$	3	2,300	US$	2,301
	IBM Corp.	”	—	—	3,000	US$	3,027	—		—	3,000	US$	3,020	US$	3,029	US$	(9)	—		—
	IBM Corp.	”	—	—	—		—	6,800	US$	6,772	—		—		—		—	6,800	US$	6,775
	Intl Bk Recon + Develop	”	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,002
	John Deer Capital Corp. Fdic GT	”	—	—	—		—	3,500	US$	3,634	—		—		—		—	3,500	US$	3,616
	JP Morgan Chase + Co.	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,021
	JP Morgan Chase + Co. Fdic Gtd Tlg	”	—	—	3,000	US$	3,030	—		—	3,000	US$	3,028	US$	3,030	US$	(2)	—		—
	Landwirtsch Rentenbank	”	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,857
	Macquarie Bk Ltd. Sr	”	—	—	—		—	3,900	US$	3,984	—		—		—		—	3,900	US$	3,975
	Massmutual Global Fdg II Mediu	”	—	—	—		—	4,000	US$	3,926	—		—		—		—	4,000	US$	3,955
	Merck + Co. Inc.	”	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,032
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,647
	Met Life Glob Funding I	”	—	—	—		—	5,000	US$	5,004	5,000	US$	5,003	US$	5,004	US$	(1)	—		—
	Met Life Glob Funding I	”	—	—	2,100	US$	2,142	2,575	US$	2,623	4,675	US$	4,757	US$	4,755	US$	2	—		—
	Metlife Inc.	”	—	—	—		—	6,500	US$	6,527	—		—		—		—	6,500	US$	6,600
	Metropolitan Life Global Fdg I	”	—	—	3,340	US$	3,278	—		—	3,340	US$	3,327	US$	3,245	US$	82	—		—
	Microsoft Corp.	”	—	—	—		—	3,250	US$	3,249	—		—		—		—	3,250	US$	3,232
	Morgan Stanley Dean Witter	”	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,524
	Occidental Pete Corp.	”	—	—	—		—	3,200	US$	3,752	—		—		—		—	3,200	US$	3,700
	Pepsico Inc.	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	—		—
	Rabobank Nederland	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,000
	Regions Bank Fdic Gtd Tlgp	”	—	—	—		—	10,000	US$	10,372	10,000	US$	10,347	US$	10,372	US$	(25)	—		—
	Royal Bk of Scotland Plc	”	—	—	—		—	4,000	US$	4,015	—		—		—		—	4,000	US$	4,002
	Shell International Fin	”	—	—	—		—	4,515	US$	4,528	—		—		—		—	4,515	US$	4,536
	Shell International Fin	”	—	—	—		—	3,200	US$	3,227	—		—		—		—	3,200	US$	3,248
	State Str Corp.	”	—	—	1,940	US$	1,920	5,080	US$	5,065	600	US$	597	US$	596	US$	1	6,420	US$	6,417
	State Street Corp.	”	—	—	—		—	5,500	US$	5,585	5,500	US$	5,559	US$	5,585	US$	(26)	—		—
	Sun Life Finl Global	”	—	—	—		—	4,400	US$	4,304	—		—		—		—	4,400	US$	4,332
	Suncorp Metway Ltd.	”	—	—	5,000	US$	5,170	3,800	US$	3,933	—		—		—		—	8,800	US$	8,982
	Swedbank Hypotek AB	”	—	—	—		—	4,000	US$	4,002	—		—		—		—	4,000	US$	3,993
	Teva Pharma Fin III LLC	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,016
	US Central Federal Cred	”	—	—	4,800	US$	4,799	8,000	US$	8,074	12,800	US$	12,899	US$	12,873	US$	26	—		—
	US Central Federal Cred	”	—	—	—		—	4,000	US$	4,093	—		—		—		—	4,000	US$	4,084
	Wachovia Corp. Global Medium	”	—	—	—		—	5,000	US$	5,138	—		—		—		—	5,000	US$	5,141
	Wachovia Corp. New	”	—	—	4,000	US$	4,246	—		—	4,000	US$	4,205	US$	4,239	US$	(34)	—		—
	Wal Mart Stores Inc.	”	—	—	—		—	4,000	US$	3,986	—		—		—		—	4,000	US$	3,964
	Wal Mart Stores Inc.	”	—	—	—		—	3,770	US$	4,383	—		—		—		—	3,770	US$	4,325
	Westpac Banking Corp.	”	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,514
	Westpac Banking Corp.	”	—	—	—		—	4,000	US$	4,044	—		—		—		—	4,000	US$	4,005
	Wyeth	”	—	—	—		—	3,345	US$	3,699	—		—		—		—	3,345	US$	3,657
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	—	US$	—	20,000	US$	20,000	—	US$	—	US$	—	US$	—	20,000	US$	20,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	JP Morgan Chase + Co.	”	—	—	—		—	35,000	US$	35,103	—		—		—		—	35,000	US$	35,067
	Westpac Banking Corp.	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000

	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—		—	8,000	US$	7,995	8,000	US$	7,999	US$	7,995	US$	4	—		—
	Fannie Mae	”	—	—	—		—	8,765	US$	8,760	—		—		—		—	8,765	US$	8,763
	Fannie Mae	”	—	—	—		—	11,100	US$	11,096	—		—		—		—	11,100	US$	11,096
	Fannie Mae	”	—	—	—		—	3,900	US$	3,899	—		—		—		—	3,900	US$	3,861
	Fannie Mae	”	—	—	—		—	16,104	US$	16,097	—		—		—		—	16,104	US$	16,102
	Fannie Mae	”	—	—	—		—	4,600	US$	4,598	—		—		—		—	4,600	US$	4,589
	Fannie Mae	”	—	—	—		—	3,000	US$	3,009	—		—		—		—	3,000	US$	2,994
	Fannie Mae	”	—	—	—		—	3,770	US$	3,770	—		—		—		—	—		—
	Fannie Mae	”	—	—	—		—	4,000	US$	4,014	—		—		—		—	—		—
	Fannie Mae	”	—	—	—		—	4,000	US$	4,007	—		—		—		—	—		—
	Fannie Mae	”	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	4,003
	Fannie Mae	”	—	—	—		—	5,900	US$	5,975	—		—		—		—	—		—
	Federal Farm Credit Bank	”	—	—	—		—	4,020	US$	4,017	4,020	US$	4,023	US$	4,017	US$	6	—		—
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	3,997	—		—		—		—	4,000	US$	3,984
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,994
	Federal Farm Credit Bank	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,004
	Federal Farm Credit Bank	”	—	—	—		—	3,100	US$	3,100	3,100	US$	3,100	US$	3,100		—	—		—
	Federal Farm Credit Bank	”	—	—	—		—	5,000	US$	5,049	—		—		—		—	5,000	US$	5,008
	Federal Home Ln Bank	”	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Federal Home Ln Bks	”	—	—	—		—	5,000	US$	5,098	—		—		—		—	5,000	US$	5,046
	Federal Home Ln Mtg Assn	”	—	—	—		—	4,634	US$	4,726	—		—		—		—	2,768	US$	2,810
	Federal Home Ln Mtg Corp.	”	—	—	1,350	US$	1,352	2,300	US$	2,304	3,650	US$	3,653	US$	3,656	US$	(3)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	4,717	US$	4,719	—		—		—		—	3,732	US$	3,727
	Federal Home Ln Mtg Corp.	”	—	—	—		—	3,840	US$	4,027	—		—		—		—	2,664	US$	2,793
	Federal Home Ln Mtg Corp.	”	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,324	US$	3,453
	Federal Home Ln Mtg Corp.	”	—	—	—		—	4,121	US$	4,261	—		—		—		—	2,450	US$	2,491
	Federal Home Ln Mtg Corp. Multi	”	—	—	—		—	4,197	US$	4,261	—		—		—		—	—		—
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,985	—		—		—		—	10,000	US$	9,998
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,996	8,000	US$	7,996	US$	7,996		—	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	4,996	5,000	US$	5,001	US$	4,996	US$	5	—		—
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	3,999	4,000	US$	3,999	US$	3,999		—	—		—
	Federal Home Loan Bank	”	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,998	10,000	US$	10,010	US$	9,998	US$	12	—		—
	Federal Home Loan Bank	”	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	”	—	—	—		—	6,050	US$	6,050	6,050	US$	6,060	US$	6,050	US$	10	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,007
	Federal Home Loan Bank	”	—	—	—		—	6,800	US$	6,811	—		—		—		—	6,800	US$	6,817
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,990	—		—		—		—	8,000	US$	8,040
	Federal Home Loan Bank	”	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	”	—	—	4,700	US$	4,715	—		—	4,700	US$	4,716	US$	4,723	US$	(7)	—		—
	Federal Home Loan Bank	”	—	—	—		—	4,500	US$	4,497	3,100	US$	3,098	US$	3,098		—	1,400	US$	1,399
	Federal Home Loan Bank	”	—	—	11,200	US$	11,186	1,500	US$	1,498	4,300	US$	4,294	US$	4,299	US$	(5)	8,400	US$	8,397
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	4,012	4,000	US$	4,002	US$	4,012	US$	(10)	—		—
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	8,082	8,000	US$	8,057	US$	8,082	US$	(25)	—		—
	Federal Home Loan Bank	”	—	—	3,000	US$	2,989	—		—	3,000	US$	3,001	US$	2,992	US$	9	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

	Federal Home Loan Mortg	Available-for-sale financial assets	—	—	—	US$	—	8,000	US$	8,193	8,000	US$	8,123	US$	8,192	US$	(69)	—	US$	—
	Federal Home Loan Mtg Corp.	”	—	—	—		—	6,397	US$	6,394	—		—		—		—	5,183	US$	5,168
	Federal Natl Mtg Assn	”	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	3,426	US$	3,494	—		—		—		—	471	US$	471
	Federal Natl Mtg Assn Gtd	”	—	—	—		—	3,343	US$	3,466	—		—		—		—	2,346	US$	2,425
	Fhr 2647 Pb	”	—	—	—		—	4,000	US$	4,149	—		—		—		—	2,561	US$	2,595
	Fhr 2953 Da	”	—	—	—		—	3,638	US$	3,827	—		—		—		—	3,284	US$	3,466
	Fhr 3184 Fa	”	—	—	—		—	4,686	US$	4,681	—		—		—		—	4,096	US$	4,084
	Fnma Pool 745131	”	—	—	—		—	3,123	US$	3,261	—		—		—		—	1,743	US$	1,803
	Fnma Pool 995672	”	—	—	—		—	3,000	US$	3,141	3,000	US$	3,134	US$	3,141	US$	(7)	—		—
	Fnma Pool AD9843	”	—	—	—		—	3,252	US$	3,405	3,252	US$	3,397	US$	3,405	US$	(8)	—		—
	Fnma Tba Dec 30 Single Fam	”	—	—	—		—	24,000	US$	25,241	24,000	US$	25,233	US$	25,241	US$	(8)	—		—
	Fnma Tba Nov 30 Single Fam	”	—	—	—		—	14,200	US$	14,863	14,200	US$	14,981	US$	14,863	US$	118	—		—
	Fnma Tba Oct 30 Single Fam	”	—	—	—		—	14,200	US$	14,790	14,200	US$	14,901	US$	14,790	US$	111	—		—
	Fnr 2006 60 CO	”	—	—	—		—	4,092	US$	4,090	—		—		—		—	3,485	US$	3,483
	Fnr 2009 116 A	”	—	—	—		—	4,390	US$	4,712	—		—		—		—	4,271	US$	4,640
	Freddie Mac	”	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,411
	Freddie Mac	”	—	—	4,500	US$	4,491	—		—	4,500	US$	4,496	US$	4,490	US$	6	—		—
	Freddie Mac	”	—	—	—		—	8,000	US$	8,002	8,000	US$	7,997	US$	8,001	US$	(4)	—		—
	Freddie Mac	”	—	—	—		—	7,000	US$	6,994	7,000	US$	6,995	US$	6,994	US$	1	—		—
	Freddie Mac	”	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,502
	Freddie Mac	”	—	—	—		—	5,750	US$	5,771	—		—		—		—	5,750	US$	5,764
	Freddie Mac	”	—	—	—		—	7,855	US$	7,869	—		—		—		—	7,855	US$	7,859
	Freddie Mac	”	—	—	—		—	4,300	US$	4,308	—		—		—		—	4,300	US$	4,316
	Freddie Mac	”	—	—	—		—	4,010	US$	4,024	—		—		—		—	4,010	US$	4,014
	Gnr 2009 45 AB	”	—	—	—		—	7,004	US$	7,305	—		—		—		—	4,417	US$	4,496
	Government Natl Mtg Assn	”	—	—	—		—	3,050	US$	3,278	—		—		—		—	3,050	US$	3,285
	Ngn 2010 R2 1A	”	—	—	—		—	3,800	US$	3,800	—		—		—		—	3,732	US$	3,731

	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	”	—	—	—		—	45,070	US$	45,309	45,070	US$	45,258	US$	45,309	US$	(51)	—		—
	US Treasury N/B	”	—	—	—		—	43,900	US$	43,832	43,900	US$	44,134	US$	43,831	US$	303	—		—
	US Treasury N/B	”	—	—	—		—	53,000	US$	53,069	53,000	US$	53,316	US$	53,069	US$	247	—		—
	US Treasury N/B	”	—	—	—		—	16,800	US$	16,889	16,800	US$	16,897	US$	16,889	US$	8	—		—
	US Treasury N/B	”	—	—	—		—	49,700	US$	49,742	8,000	US$	8,066	US$	8,013	US$	53	41,700	US$	42,042
	US Treasury N/B	”	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury N/B	”	—	—	—		—	7,000	US$	7,078	—		—		—		—	7,000	US$	7,079
	US Treasury Nts	”	—	—	37,700	US$	39,012	—		—	37,700	US$	38,784	US$	39,346	US$	(562)	—		—
	US Treasury Sec	”	—	—	—		—	8,000	US$	8,040	8,000	US$	8,028	US$	8,040	US$	(12)	—		—
	US Treasury Sec.	”	—	—	—		—	10,000	US$	10,040	10,000	US$	10,045	US$	10,040	US$	5	—		—
	Wi Treasury N/B	”	—	—	—		—	5,250	US$	5,195	—		—		—		—	5,250	US$	5,212
	Wi Treasury Sec	”	—	—	—		—	11,100	US$	11,084	—		—		—		—	11,100	US$	10,976
	Wi Treasury Sec	”	—	—	—		—	4,400	US$	4,380	4,400	US$	4,464	US$	4,380	US$	84	—		—
	Wi Treasury Sec	”	—	—	—		—	5,000	US$	5,009	5,000	US$	4,977	US$	5,009	US$	(32)	—		—

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	337,008	US$	337,008	333,479	US$	333,479	US$	333,479		—	12,387	US$	12,387
(Continued)

					Beginning Balance		Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
							Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount	(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)	(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US$4,489	—	US$	—	4,500	US$	4,489	US$	4,489	US$	—	—	US$	—
Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	of Acquisition	Terms

TSMC	Fab	January 28, 2010 to December 27, 2010	$1,169,132	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2010 to December 29, 2010	1,959,787	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 19, 2010 to December 29, 2010	2,800,940	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 25, 2010 to December 30, 2010	493,403	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	April 1, 2010 to December 30, 2010	125,277	By the construction progress	I-Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	December 26, 2010 to December 28, 2010	195,831	By the construction progress	Mirle Automation Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	December 30, 2010	2,900,000	Based on the agreement	Powerchip Technology Corporation	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
Company			Purchases/		% to		Unit Price	Payment Terms		% to
Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$220,529,792	53	Net 30 days after invoice date	—	—	$25,579,259	53
	GUC	Investee with a controlling financial interest	Sales	2,818,499	1	Net 30 days after monthly closing	—	—	154,589	—
	VIS	Investee accounted for using equity method	Sales	223,433	—	Net 30 days after monthly closing	—	—	—	—
	TSMC China	Subsidiary	Purchases	8,748,101	18	Net 30 days after monthly closing	—	—	(895,193)	7
	WaferTech	Indirect subsidiary	Purchases	7,878,260	16	Net 30 days after monthly closing	—	—	(568,685)	4
	VIS	Investee accounted for using equity method	Purchases	4,937,617	10	Net 30 days after monthly closing	—	—	(428,797)	3
	SSMC	Investee accounted for using equity method	Purchases	4,521,046	10	Net 30 days after monthly closing	—	—	(430,235)	3
GUC	TSMC North America	Same parent company	Purchases	780,070	18	Net 30 days after invoice date/net 30 days after monthly closing	—	—	(102,302)	14

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	2,252,522	57	Net 30 days after monthly closing	—	—	118,933	62
Note: The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts

TSMC	TSMC North America	Subsidiary	$25,582,932	40	$8,255,062	—	$11,282,114	$—
	TSMC China	Subsidiary	1,170,407	(Note 2)	—	—	—	—
	GUC	Investee with a controlling financial interest	154,589	32	7,415	—	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	118,933	42	—	—	—	—
Note 1:   The calculation of turnover days excludes other receivables from related parties.
Note 2:   The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of December 31, 2010				Net Income		Earnings
				December 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
Investor				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$43,710,543		$660,931	$660,931	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		33,565,775		2,313,657	2,313,657	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,422,452		1,952,385	343,252	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		7,120,714		3,881,067	1,308,468	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		—	76,069	20		6,733,369		4,584,720	542,218	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		4,252,270		1,386,574	1,358,492	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,873,888		302,598	302,598	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,565,441		1,703,163	—	99		2,769,423		(247,274)	(241,178)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,645,201		505,260	180,912	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,113,516		604,501	211,199	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,093,943	—	98		1,063,057		120,612	118,200	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		971,785		959,044	—	99		304,310		2,345	2,333	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		177,784		38,893	38,893	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		150,312		4,704	4,704	Subsidiary (Note 3)
	TSMC Solar NA	Delaware, U.S.A.	Engaged in selling and marketing of solar related products		60,962		—	1	100		26,527		(35,512)	(35,512)	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Engaged in investing activities of solar related business		25,350		—	—	100		23,971		(433)	(433)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		20,929		2,709	2,709	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Engaged in selling and marketing of LED related products		3,133		—	1	100		3,133		—	—	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	403,257	US$	62,870	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	83,057	US$	11,321	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	4,088	US$	7,680	4,088	97	US$	21,523	US$	8,934	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	16,532	US$	21,415	16,532	97	US$	13,660	US$	4,957	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,878	US$	807	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,714	US$	348	Note 2	Subsidiary (Note 3)
(Continued)

														Equity in the
				Original Investment Amount				Balance as of December 31, 2010				Net Income		Earnings
				December 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
Investor				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	70	US$	—	US$	(6,915)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	10		—		(6,915)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	330,000	293,637	100	US$	165,211	US$	60,779	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,937	US$	3,088	11,868	57	US$	2,058	US$	(1,879)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	2,206	US$	1,777	5,623	43	US$	546	US$	(1,030)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,700	US$	1,550	—	100	US$	846	US$	(127)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	1,249	US$	800	800	100		$58,045		$10,599	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		14,706		1,404	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		8,761		(8,021)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	—	100		3,747		(703)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500		—	—	100		7,468		(7,971)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Engaged in the selling and customer service of solar cell modules and related products	EUR	100		—	1	100		3,658		(421)	Note 2	Subsidiary (Note 3)
Note 1:   Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.
Note 2:   The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.
Note 3:   Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Investees
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Accumulated			Accumulated
					Outflow of			Outflow of				Accumulated
					Investment from			Investment from				Inward
					Taiwan as of	Investment Flows		Taiwan as of			Carrying Value	Remittance of
			Total Amount of		January 1, 2010	Outflow	Inflow	December 31,		Equity in the	as of	Earnings as of
Investor	Investee	Main Businesses and	Paid-in Capital	Method of	(US$ in	(US$ in	(US$ in	2010 (US$ in	Percentage of	Earnings	December 31,	December 31,
Company	Company	Products	(Thousand)	Investment	Thousand)	Thousand)	Thousand)	Thousand)	Ownership	(Losses)	2010	2010

TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367	(Note 1)	$12,180,367	$—	$—	$12,180,367	100%	$1,358,492	$4,252,270	$—
			(RMB 3,070,623)		(US$371,000)			(US$371,000)		(Note 3)
GUC	GUC-Shanghai	Consulting services in main products	16,160	(Note 2)	—	16,160	—	16,160	100%	(7,971)	7,468	—
			(US$500)			(US$500)		(US$500)		(Note 4)

	Accumulated Investment in Mainland China	Investment Amounts Authorized by
	as of December 31, 2010	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

TSMC	$12,180,367	$12,180,367	$12,180,367
	(US$371,000)	(US$371,000)	(US$371,000)
GUC	16,160	16,160	1,909,972
	(US$500)	(US$500)	(Note 5)
Note 1: TSMC directly invested US$371,000 thousand in TSMC China.
Note 2: GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.
Note 3: Amount was recognized based on the audited financial statements.
Note 4: Amount was determined based on the unaudited financial statements.
Note 5: Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

Taiwan Semiconductor
Manufacturing Company Limited and Subsidiaries
Consolidated Financial Statements for the
Years Ended December 31, 2010 and
2009 and Independent Auditors’ Report

REPRESENTATION LETTER
The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2010, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours, TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By	/s/ MORRIS CHANG
MORRIS CHANG
Chairman
January 24, 2011

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories.”
January 24, 2011
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)

	2010		2009
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$147,886,955	20	$171,276,341	29
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	6,886	—	186,081	—
Available-for-sale financial assets (Notes 2, 6 and 25)	28,883,728	4	14,389,946	2
Held-to-maturity financial assets (Notes 2, 7 and 25)	4,796,589	1	9,944,843	2
Receivables from related parties	2,722	—	12,524	—
Notes and accounts receivable	51,029,885	7	44,637,642	7
Allowance for doubtful receivables (Notes 2 and 8)	(504,029)	—	(543,325)	—
Allowance for sales returns and others (Notes 2 and 8)	(7,546,264)	(1)	(8,724,481)	(1)
Other receivables from related parties (Note 26)	124,586	—	121,292	—
Other financial assets (Note 27)	1,021,552	—	1,849,987	—
Inventories (Notes 2, 3 and 9)	28,405,984	4	20,913,751	4
Deferred income tax assets (Notes 2 and 20)	5,373,076	1	4,370,309	1
Prepaid expenses and other current assets	2,037,647	—	1,368,838	—

Total current assets	261,519,317	36	259,803,748	44

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 25)
Investments accounted for using equity method	25,815,385	4	17,871,208	3
Available-for-sale financial assets	1,033,049	—	1,358,049	—
Held-to-maturity financial assets	8,502,887	1	15,553,242	3
Financial assets carried at cost	4,424,207	1	3,063,004	1

Total long-term investments	39,775,528	6	37,845,503	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 26 and 27)
Cost
Land and land improvements	891,197	—	934,090	—
Buildings	145,966,024	20	142,294,558	24
Machinery and equipment	913,155,252	127	775,653,489	130
Office equipment	14,856,582	2	13,667,747	2
Leased assets	701,552	—	714,424	—

	1,075,570,607	149	933,264,308	156
Accumulated depreciation	(773,278,157)	(107)	(693,743,886)	(117)
Advance payments and construction in progress	86,151,573	12	34,154,365	6

Net property, plant and equipment	388,444,023	54	273,674,787	45

INTANGIBLE ASSETS
Goodwill (Note 2)	5,704,897	1	5,931,318	1
Deferred charges, net (Notes 2 and 14)	6,027,085	1	6,458,554	1

Total intangible assets	11,731,982	2	12,389,872	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 20)	7,362,784	1	7,988,303	1
Refundable deposits	8,677,970	1	2,733,143	1
Others (Notes 2 and 27)	1,417,300	—	260,864	—

Total other assets	17,458,054	2	10,982,310	2

TOTAL	$718,928,904	100	$594,696,220	100

	2010		2009
	Amount	%	Amount	%

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$31,213,944	4	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	19,002	—	25	—
Hedging derivative financial liabilities (Notes 2, 11 and 25)	814	—	—	—
Accounts payable	12,104,173	2	10,905,884	2
Payables to related parties (Note 26)	867,085	—	783,007	—
Income tax payable (Notes 2 and 20)	7,184,697	1	8,800,249	1
Salary and bonus payable	6,424,064	1	9,317,035	2
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	11,096,147	2	6,818,343	1
Payables to contractors and equipment suppliers	43,259,857	6	28,924,265	5
Accrued expenses and other current liabilities (Notes 18, 25 and 29)	10,779,923	1	12,635,182	2
Current portion of long-term bank loans (Notes 17, 25 and 27)	241,407	—	949,298	—

Total current liabilities	123,191,113	17	79,133,288	13

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 25)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 17, 25 and 27)	301,561	—	578,560	—
Other long-term payables (Notes 18, 25 and 29)	6,554,208	1	5,602,420	1
Obligations under capital leases (Notes 2, 13 and 25)	694,986	—	707,499	—

Total long-term liabilities	12,050,755	2	11,388,479	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,812,351	1	3,797,032	1
Guarantee deposits (Note 29)	789,098	—	1,006,023	—
Deferred credits	126,539	—	185,689	—
Others	254,643	—	137,161	—

Total other liabilities	4,982,631	1	5,125,905	1

Total liabilities	140,224,499	20	95,647,672	16

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,910,078 thousand shares in 2010
25,902,706 thousand shares in 2009	259,100,787	36	259,027,066	43

Capital surplus (Notes 2 and 22)	55,698,434	8	55,486,010	9

Retained earnings (Note 22)
Appropriated as legal capital reserve	86,239,494	12	77,317,710	13
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	178,227,030	24	104,564,972	18

	265,779,571	36	181,882,682	31

Others (Notes 2, 11 and 25)
Cumulative translation adjustments	(6,543,163)	(1)	(1,766,667)	—
Unrealized gain on financial instruments	109,289	—	453,621	—

	(6,433,874)	(1)	(1,313,046)	—

Equity attributable to shareholders of the parent	574,144,918	79	495,082,712	83

MINORITY INTERESTS (Note 2)	4,559,487	1	3,965,836	1

Total shareholders’ equity	578,704,405	80	499,048,548	84

TOTAL	$718,928,904	100	$594,696,220	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 26)	$431,630,858		$309,655,614

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	12,092,947		13,913,375

NET SALES	419,537,911	100	295,742,239	100

COST OF SALES (Notes 3, 9, 21 and 26)	212,484,320	51	166,413,628	56

GROSS PROFIT	207,053,591	49	129,328,611	44

OPERATING EXPENSES (Notes 21 and 26)
Research and development	29,706,662	7	21,593,398	7
General and administrative	12,803,997	3	11,285,478	4
Marketing	5,367,597	1	4,487,849	2

Total operating expenses	47,878,256	11	37,366,725	13

INCOME FROM OPERATIONS	159,175,335	38	91,961,886	31

NON-OPERATING INCOME AND GAINS
Settlement income (Note 29)	6,939,764	2	1,464,915	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,298,159	1	45,994	—
Interest income	1,665,193	—	2,600,925	1
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	736,843	—	15,999	—
Technical service income (Notes 26 and 29)	450,503	—	367,013	—
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	320,730	—	594,660	—
Others (Notes 2 and 26)	724,880	—	564,042	—

Total non-operating income and gains	13,136,072	3	5,653,548	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of property, plant and equipment (Note 2)	$849,254	—	$—	—
Interest expense	425,356	—	391,479	—
Casualty loss (Note 9)	190,992	—	—	—
Impairment of financial assets (Notes 2, 6, 12 and 25)	159,798	—	913,230	1
Foreign exchange loss, net (Note 2)	99,130	—	626,971	—
Others (Note 2)	316,482	—	221,107	—

Total non-operating expenses and losses	2,041,012	—	2,152,787	1

INCOME BEFORE INCOME TAX	170,270,395	41	95,462,647	32

INCOME TAX EXPENSE (Notes 2 and 20)	7,988,465	2	5,996,424	2

NET INCOME	$162,281,930	39	$89,466,223	30

ATTRIBUTABLE TO:
Shareholders of the parent	$161,605,009	39	$89,217,836	30
Minority interests	676,921	—	248,387	—

	$162,281,930	39	$89,466,223	30

	2010		2009
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$6.54	$6.24	$3.68	$3.45

Diluted earnings per share	$6.54	$6.23	$3.67	$3.44

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
	Capital Stock — Common Stock			Retained Earnings				Cumulative	Gain (Loss)			Total
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	on Financial		Minority	Shareholders’
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Interests	Equity

BALANCE, JANUARY 1, 2009	25,625,437	$256,254,373	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$476,377,111	$3,995,356	$480,372,467

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(391,857)	391,857	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	(76,876,312)	—	(76,876,312)
Stock dividends to shareholders — NT$0.02 per share	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—	—	—
Profit sharing to employees — in stock	141,870	1,418,699	6,076,289	—	—	—	—	—	—	7,494,988	—	7,494,988
Capital surplus transferred to capital stock	76,876	768,763	(768,763)	—	—	—	—	—	—	—	—	—
Net income in 2009	—	—	—	—	—	89,217,836	89,217,836	—	—	89,217,836	248,387	89,466,223
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	115,418	—	—	—	—	—	—	115,418	(38,966)	76,452
Translation adjustments	—	—	—	—	—	—	—	(2,247,825)	—	(2,247,825)	39,786	(2,208,039)
Issuance of stock from exercising employee stock options	7,272	72,722	187,811	—	—	—	—	—	—	260,533	—	260,533
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	622,541	622,541	6,047	628,588
Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—	—	118,422	118,422	—	118,422
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(284,774)	(284,774)

BALANCE, DECEMBER 31, 2009	25,902,706	259,027,066	55,486,010	77,317,710	—	104,564,972	181,882,682	(1,766,667)	453,621	495,082,712	3,965,836	499,048,548

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,921,784	—	(8,921,784)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	1,313,047	(1,313,047)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,708,120)	(77,708,120)	—	—	(77,708,120)	—	(77,708,120)
Net income in 2010	—	—	—	—	—	161,605,009	161,605,009	—	—	161,605,009	676,921	162,281,930
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(17,885)	—	—	—	—	—	—	(17,885)	4,387	(13,498)
Translation adjustments	—	—	—	—	—	—	—	(4,776,496)	—	(4,776,496)	7,258	(4,769,238)
Issuance of stock from exercising employee stock options	7,372	73,721	171,103	—	—	—	—	—	—	244,824	—	244,824
Valuation gain (loss) on available-for-sale financial assets	—	—	—	—	—	—	—	—	(337,970)	(337,970)	3,949	(334,021)
Net change in shareholders’ equity from equity method investees	—	—	59,206	—	—	—	—	—	(6,031)	53,175	31,702	84,877
Net change in unrealized loss on hedging derivative financial instruments	—	—	—	—	—	—	—	—	(331)	(331)	(483)	(814)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(130,083)	(130,083)

BALANCE, DECEMBER 31, 2010	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571	$(6,543,163)	$109,289	$574,144,918	$4,559,487	$578,704,405

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$161,605,009	$89,217,836
Net income attributable to minority interests	676,921	248,387
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,810,103	80,814,748
Amortization of premium/discount of financial assets	34,142	21,483
Impairment of financial assets	159,798	913,230
Loss (gain) on disposal of available-for-sale financial assets, net	(603,368)	20,337
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Gain on disposal of financial assets carried at cost, net	(133,475)	(20,245)
Equity in earnings of equity method investees, net	(2,298,159)	(45,994)
Cash dividends received from equity method investees	320,002	1,239,490
Loss (gain) on disposal of property, plant and equipment and other assets, net	633,230	(45,475)
Settlement income from receiving equity securities	(4,434,364)	—
Loss on idle assets	319	—
Deferred income tax	(377,248)	(1,752,409)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	198,172	(215,513)
Receivables from related parties	9,802	(12,117)
Notes and accounts receivable	(6,392,243)	(19,614,321)
Allowance for doubtful receivables	(39,296)	87,574
Allowance for sales returns and others	(1,178,217)	2,653,455
Other receivables from related parties	(3,294)	(21,374)
Other financial assets	740,959	7,834
Inventories	(7,492,233)	(6,037,106)
Prepaid expenses and other current assets	(752,408)	585,430
Increase (decrease) in:
Accounts payable	933,894	4,916,885
Payables to related parties	84,078	293,150
Income tax payable	(1,615,552)	(531,576)
Salary and bonus payable	(2,892,971)	7,101,255
Accrued profit sharing to employees and bonus to directors and supervisors	4,277,804	(1,056,399)
Accrued expenses and other current liabilities	248,192	1,356,269
Accrued pension cost	15,319	95,448
Deferred credits	(59,150)	(237,726)

Net cash provided by operating activities	229,475,766	159,966,465

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(186,944,203)	$(87,784,906)
Available-for-sale financial assets	(48,340,334)	(38,800,577)
Held-to-maturity financial assets	(4,101,501)	(12,224,353)
Investments accounted for using equity method	(6,242,350)	(42,947)
Financial assets carried at cost	(1,812,928)	(321,195)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	37,816,288	36,039,978
Held-to-maturity financial assets	15,943,000	7,944,800
Financial assets carried at cost	242,335	131,075
Property, plant and equipment and other assets	115,524	24,241
Increase in deferred charges	(1,801,728)	(1,469,831)
Decrease (increase) in refundable deposits	(5,944,827)	34,056
Decrease (increase) in other assets	(1,015,458)	1,176

Net cash used in investing activities	(202,086,182)	(96,468,483)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	31,213,944	—
Proceeds from long-term bank loans	—	286,574
Repayments of:
Long-term bank loans	(967,034)	(378,673)
Bonds payable	—	(8,000,000)
Decrease in other long-term payables	(1,107,333)	—
Decrease in guarantee deposits	(232,925)	(478,472)
Proceeds from donation	49,021	—
Proceeds from exercise of employee stock options	244,824	260,533
Cash dividends	(77,708,120)	(76,876,312)
Decrease in minority interests	(130,083)	(284,774)

Net cash used in financing activities	(48,637,706)	(85,471,124)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(21,248,122)	(21,973,142)

EFFECT OF EXCHANGE RATE CHANGES	(2,141,264)	(1,364,269)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	171,276,341	194,613,752

CASH AND CASH EQUIVALENTS, END OF YEAR	$147,886,955	$171,276,341

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$392,805	$580,376

Income tax paid	$9,818,418	$8,088,124

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$201,696,476	$109,151,226
Increase in payables to contractors and equipment suppliers	(14,599,987)	(21,361,340)
Nonmonetary exchange trade-out price	(124,746)	(809)
Increase in other liabilities	(27,540)	—
Increase in obligations under capital leases	—	(4,171)

Cash paid	$186,944,203	$87,784,906

Acquisition of available-for-sale financial assets	$48,405,875	$38,800,577
Increase in accrued expenses and other current liabilities	(65,541)	—

Cash paid	$48,340,334	$38,800,577

Disposal of property, plant and equipment and other assets	$458,561	$25,050
Increase in other financial assets	(218,291)	—
Nonmonetary exchange trade-out price	(124,746)	(809)

Cash received	$115,524	$24,241

NON-CASH FINANCING ACTIVITIES
Current portion of long-term bank loans	$241,407	$949,298

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,406,601	$4,005,307

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 24, 2011)		(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of December 31, 2010 and 2009, TSMC and its subsidiaries had 38,393 and 26,390 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of
		Ownership December 31
Name of Investor	Name of Investee	2010	2009	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	99%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	35%	35%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.
	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	—	Established in September 2010
	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	—	Established in September 2010
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	—	Established in September 2010

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	100%	99.9%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	57%	59%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corp.-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	100%	100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	100%	—	Established in January 2010

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	—	Established in December 2010

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2010:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, GUC-Europe, and GUC-Shanghai are engaged in providing products consulting in North America, Japan, Europe, and China, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Lighting NA is engaged in selling and marketing of LED related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate bonds, agency bonds and corporate issued notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same year or year during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Open-end mutual funds and money market funds — net asset values at the end of the year; publicly traded stocks — closing prices at the end of the year; and other debt securities — average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The amount of the allowance for doubtful receivables is determined based on the account aging analysis and current trends in the credit quality of the customers. TSMC’s provision is set at 1% of the amount of outstanding receivables.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 5 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 2 to 5 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Profit Sharing to Employees and Bonus to Directors and Supervisors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at year-end; shareholders’ equity — historical rates; income and expenses — average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standard (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. Such changes in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2009.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2010	2009

Cash and deposits in banks	$146,622,854	$167,448,973
Repurchase agreements collateralized by government bonds	960,432	3,359,754
Corporate bonds	151,840	54,451
Agency bonds	151,829	253,013
Corporate issued notes	—	160,150

	$147,886,955	$171,276,341

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2010	2009

Trading financial assets

Forward exchange contracts	$6,886	$4,338
Cross currency swap contracts	—	181,743

	$6,886	$186,081

Trading financial liabilities

Forward exchange contracts	$19,002	$25

The Company entered into derivative contracts during the years ended December 31, 2010 and 2009 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2010

Sell NT$/Buy JPY	January 2011 to February 2011	NT$814,882/JPY2,278,420
Sell EUR/Buy US$	February 2011	EUR3,067/US$4,093
Sell RMB/Buy US$	May 2011 to June 2011	RMB529,190/US$80,000
Sell US$/Buy NT$	January 2011 to March 2011	US$11,800/NT$353,076

December 31, 2009

Sell US$/Buy NT$	February 2010	US$21,300/NT$686,788

Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(In Thousands)	Paid	Received

December 31, 2009

January 2010 to February 2010	US$750,000/NT$24,201,706	0.24%-0.70%	0.00%-0.38%
For the years ended December 31, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$320,730 thousand and NT$594,660 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2010	2009

Corporate bonds	$14,871,120	$7,042,219
Agency bonds	8,021,192	5,032,037
Publicly traded stocks	4,634,170	574,865
Government bonds	2,014,127	2,341,780
Money market funds	376,168	283,713
Corporate issued notes	—	303,367
Open-end mutual funds	—	170,014

	29,916,777	15,747,995
Current portion	(28,883,728)	(14,389,946)

	$1,033,049	$1,358,049

For the year ended December 31, 2009, the Company recognized impairment on available-for-sale financial assets of NT$201,346 thousand.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2010	2009

Corporate bonds	$12,843,956	$15,120,048
Government bonds	455,520	3,378,037
Structured time deposits	—	7,000,000

	13,299,476	25,498,085
Current portion	(4,796,589)	(9,944,843)

	$8,502,887	$15,553,242

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date

December 31, 2009

Callable domestic deposits	$7,000,000	$4,308	0.36%-0.95%	July 2010 to August 2011 (redeemed by the issuer from February 2010 to July 2010)

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$543,325	$455,751
Provision (reversal)	(37,028)	331,485
Write-off	(2,268)	(243,911)

Balance, end of year	$504,029	$543,325

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$8,724,481	$6,071,026
Provision	12,092,947	13,913,375
Write-off	(13,271,164)	(11,259,920)

Balance, end of year	$7,546,264	$8,724,481

9.	INVENTORIES

	December 31
	2010	2009

Finished goods	$5,118,060	$2,743,450
Work in process	19,376,372	15,302,010
Raw materials	1,947,396	1,541,599
Supplies and spare parts	1,964,156	1,326,692

	$28,405,984	$20,913,751

Write-down of inventories to net realizable value in the amount of NT$900,221 thousand were included in the cost of sales for the year ended December 31, 2010. The reversal of previously recognized inventory write-downs amounting to NT$428,162 thousand was recorded for the year ended December 31, 2009. Inventory losses related to earthquake damage in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the year ended December 31, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2010		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,422,452	38	$9,365,232	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,120,714	39	6,157,141	39
Motech Industries Inc. (Motech)	6,733,369	20	—	—
VisEra Holding Company (VisEra Holding)	2,522,267	49	2,273,065	49
Aiconn Technology Corporation (Aiconn)	16,583	43	18,116	42
Mcube Inc. (Mcube)	—	70	25,624	70
Preferred stock
Mcube	—	10	32,030	10

	$25,815,385		$17,871,208

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.
In September 2009, the Company acquired common stock and preferred stock of Mcube for NT$57,960 thousand. The Company took both ownership of stock and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube. Accordingly, the Company applied equity method to account for this investment and the related equity in earnings/losses.
For the years ended December 31, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$2,298,159 thousand and NT$45,994 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Aiconn and Mcube. The Company believes that, had Aiconn and Mcube’s financial statements been audited, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.
As of December 31, 2010 and 2009, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS) was NT$9,297,707 thousand and NT$10,114,398 thousand, respectively.
Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$1,391,500	$1,990,621
Additions	2,055,660	—
Amortization	(955,269)	(599,121)

Balance, end of year	$2,491,891	$1,391,500

Movements of the difference allocated to goodwill were as follows:

	Years Ended December 31
	2010	2009

Balance, beginning of year	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of year	$1,415,565	$1,061,885

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

December 31, 2010

Hedging derivative financial liabilities

Interest rate swap contract	$814

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. As of December 31, 2010, the outstanding interest rate swap contract consisted of the following:

			Range of
Contract Amount		Range of	Interest Rates
(In Thousands)	Maturity Date	Interest Rates Paid	Received

NT$128,000	August 31, 2012	1.38%	0.56%-0.63%
The adjustment to shareholders’ equity and the amount removed from shareholders’ equity and recognized a loss as a result of the above interest rate swap contract amounted to NT$814 thousand and NT$352 thousand, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2010	2009

Non-publicly traded stocks	$4,264,956	$2,899,600
Mutual funds	159,251	163,404

	$4,424,207	$3,063,004

In June 2010, the Company invested in Stion Corporation (Stion, a United States corporation) for US$50,000 thousand and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policy. Therefore, the investment was classified under financial assets carried at cost.

The common stocks of Capella Microsystems (Taiwan), Inc., Integrated Memory Logic Limited and Leadtrend Technology Corporation were listed on the Taiwan GreTai Securities Market or Taiwan Stock Exchange in June 2010, May 2010, and August 2009, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.
For the years ended December 31, 2010 and 2009, the Company recognized impairment on financial assets carried at cost of NT$159,798 thousand and NT$711,884 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2010
	Balance,				Effect of
	Beginning				Exchange	Balance,
	of Year	Additions	Disposals	Reclassification	Rate Changes	End of Year

Cost
Land and land improvements	$934,090	$—	$—	$320	$(43,213)	$891,197
Buildings	142,294,558	4,361,536	(135,497)	2,162	(556,735)	145,966,024
Machinery and equipment	775,653,489	142,125,965	(2,287,420)	228,370	(2,565,152)	913,155,252
Office equipment	13,667,747	1,997,654	(731,094)	3,704	(81,429)	14,856,582
Leased asset	714,424	—	—	—	(12,872)	701,552

	933,264,308	$148,485,155	$(3,154,011)	$234,556	$(3,259,401)	1,075,570,607

Accumulated depreciation
Land and land improvements	317,580	$28,746	$—	$—	$(17,534)	328,792
Buildings	81,821,718	9,100,935	(128,466)	(495)	(320,989)	90,472,703
Machinery and equipment	600,795,474	75,237,057	(2,277,047)	133,318	(2,620,166)	671,268,636
Office equipment	10,589,349	1,165,827	(726,539)	(442)	(70,519)	10,957,676
Leased asset	219,765	35,084	—	—	(4,499)	250,350

	693,743,886	$85,567,649	$(3,132,052)	$132,381	$(3,033,707)	773,278,157

Advance payments and construction in progress	34,154,365	$53,211,321	$(1,030,521)	$(108,035)	$(75,557)	86,151,573

	$273,674,787					$388,444,023

	Year Ended December 31, 2009
	Balance,				Effect of
	Beginning				Exchange	Balance,
	of Year	Additions	Disposals	Reclassification	Rate Changes	End of Year

Cost
Land and land improvements	$953,857	$—	$—	$1,817	$(21,584)	$934,090
Buildings	132,249,996	10,530,802	(12,978)	(19,910)	(453,352)	142,294,558
Machinery and equipment	697,498,743	81,548,279	(1,872,721)	9,964	(1,530,776)	775,653,489
Office equipment	12,430,800	1,491,370	(226,779)	22,821	(50,465)	13,667,747
Leased asset	722,339	4,171	—	7,143	(19,229)	714,424

	843,855,735	$93,574,622	$(2,112,478)	$21,835	$(2,075,406)	933,264,308

Accumulated depreciation
Land and land improvements	295,898	$30,072	$—	$—	$(8,390)	317,580
Buildings	72,681,699	9,379,371	(12,971)	(5,779)	(220,602)	81,821,718
Machinery and equipment	535,962,291	68,064,750	(1,791,122)	(6,271)	(1,434,174)	600,795,474
Office equipment	9,693,809	1,168,317	(224,769)	(158)	(47,850)	10,589,349
Leased asset	182,570	36,126	—	7,143	(6,074)	219,765

	618,816,267	$78,678,636	$(2,028,862)	$(5,065)	$(1,717,090)	693,743,886

Advance payments and construction in progress	18,605,882	$15,576,604	$—	$(26,426)	$(1,695)	34,154,365

	$243,645,350					$273,674,787

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of December 31, 2010 were NT$773,172 thousand.

14.	DEFERRED CHARGES, NET

	Year Ended December 31, 2010
	Balance,					Effect of
	Beginning					Exchange Rate	Balance,
	of Year	Additions	Amortization	Disposals	Reclassification	Changes	End of Year

Technology license fees	$3,230,624	$8,300	$(783,557)	$—	$—	$(19)	$2,455,348
Software and system design costs	1,834,528	1,547,605	(1,054,194)	(173)	5,542	(37)	2,333,271
Patent and others	1,393,402	245,823	(398,965)	—	—	(1,794)	1,238,466

	$6,458,554	$1,801,728	$(2,236,716)	$(173)	$5,542	$(1,850)	$6,027,085

	Year Ended December 31, 2009
	Balance,					Effect of
	Beginning					Exchange Rate	Balance,
	of Year	Additions	Amortization	Disposals	Reclassification	Changes	End of Year

Technology license fees	$4,125,212	$2,000	$(902,061)	$—	$378	$5,095	$3,230,624
Software and system design costs	1,801,831	965,230	(928,583)	—	(3,864)	(86)	1,834,528
Patent and others	1,198,785	502,601	(299,731)	—	(5,502)	(2,751)	1,393,402

	$7,125,828	$1,469,831	$(2,130,375)	$—	$(8,988)	$2,258	$6,458,554

15.	SHORT-TERM LOANS

December 31,
2010

Unsecured loans:
US$874,000 thousand and EUR114,900 thousand, due from January 2011 to February 2011, annual interest at 0.38%-1.84%	$31,213,944

16.	BONDS PAYABLE

	December 31
	2010	2009

Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

17.	LONG-TERM BANK LOANS

	December 31
	2010	2009

Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.24% in 2010 and 0.67%-2.70% in 2009	$542,968	$788,263
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.68%-0.97% in 2009	—	640,895
Repayable from December 2007 in 8 semi-annual installments, fully repaid in June 2010, annual interest at 1.10%-2.42%	—	98,700

	542,968	1,527,858
Current portion	(241,407)	(949,298)

	$301,561	$578,560

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual audited financial statements of Xintec must comply with predetermined financial covenants. As of December 31, 2010, Xintec was in compliance with all such financial covenants.
As of December 31, 2010, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2011	$241,407
2012	241,407
2013	60,154

$542,968

18.	OTHER LONG-TERM PAYABLES

	December 31
	2010	2009

Payables for acquisition of property, plant and equipment (Note 29j)	$7,112,172	$8,355,395
Payables for royalties	848,637	1,252,332

	7,960,809	9,607,727
Current portion (classified under accrued expenses and other current liabilities)	(1,406,601)	(4,005,307)

	$6,554,208	$5,602,420

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of December 31, 2010, future payments for other long-term payables were as follows:

Year of Payment	Amount

2011	$1,406,601
2012	675,672
2013	569,659
2014	5,308,877

$7,960,809

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada and TSMC Solar NA are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$1,121,650 thousand and NT$748,071 thousand for the years ended December 31, 2010 and 2009, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan.

Pension information on the defined benefit plans is summarized as follows:
a.	Components of net periodic pension cost for the year

	2010	2009

Service cost	$129,722	$166,480
Interest cost	146,625	150,647
Projected return on plan assets	(40,967)	(57,382)
Amortization	2,196	29,924

Net periodic pension cost	$237,576	$289,669

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2010 and 2009

	2010	2009

Benefit obligation
Vested benefit obligation	$189,047	$123,524
Nonvested benefit obligation	5,432,624	3,790,560

Accumulated benefit obligation	5,621,671	3,914,084
Additional benefits based on future salaries	3,667,087	2,643,695

Projected benefit obligation	9,288,758	6,557,779
Fair value of plan assets	(2,907,156)	(2,661,566)

Funded status	6,381,602	3,896,213
Unrecognized net transition obligation	(84,230)	(92,777)
Prior service cost	154,738	161,977
Unrecognized net loss	(2,639,759)	(168,381)

Accrued pension cost	$3,812,351	$3,797,032

Vested benefit	$208,176	$135,501

c.	Actuarial assumptions at December 31, 2010 and 2009

	2010	2009

Discount rate used in determining present values	1.75%-2.25%	2.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.00%-2.50%	1.50%-2.00%

d. Contributions to the Funds for the year	$212,248	$194,221

e. Payments from the Funds for the year	$19,991	$37,801

20.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2010	2009

Income tax expense based on “income before income tax” at statutory rates	$30,456,361	$24,182,953
Tax effect of the following:
Tax-exempt income	(17,410,223)	(8,652,030)
Temporary and permanent differences	(827,033)	3,136,013
Others	—	247,050
Additional tax at 10% on unappropriated earnings	138,243	30,707
Net operating loss carryforwards used	(529,347)	(66,135)
Income tax credits used	(4,887,947)	(9,984,616)

Income tax currently payable	$6,940,054	$8,893,942

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2010	2009

Income tax currently payable	$6,940,054	$8,893,942
Income tax adjustments on prior years	977,876	(1,159,353)
Other income tax adjustments	373,051	23,023
Net change in deferred income tax assets
Investment tax credits	(7,129,517)	(1,291,102)
Net operating loss carryforwards	546,234	59,940
Temporary differences	(78,187)	(1,042,295)
Valuation allowance	6,358,954	512,269

Income tax expense	$7,988,465	$5,996,424

c.	Net deferred income tax assets consisted of the following:

	December 31
	2010	2009

Current deferred income tax assets
Investment tax credits	$4,282,132	$3,304,092
Temporary differences
Allowance for sales returns and others	653,452	814,557
Unrealized gain/loss on financial instruments	87,735	—
Others	488,806	394,890
Valuation allowance	(139,049)	(143,230)

	$5,373,076	$4,370,309

(Continued)

	December 31
	2010	2009

Noncurrent deferred income tax assets
Investment tax credits	$18,336,101	$12,184,624
Net operating loss carryforwards	2,735,278	3,440,825
Temporary differences
Depreciation	2,160,248	1,986,421
Others	414,830	481,866
Valuation allowance	(16,283,673)	(10,105,433)

	$7,362,784	$7,988,303

(Concluded)
Effective in May 2009 and June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010 and 2009, respectively.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of December 31, 2010, the net operating loss carryforwards generated by WaferTech, TSMC Development and Mutual-Pak would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2010 and 2009 was NT$1,669,533 thousand and NT$369,265 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2010 and 2009 were 4.70% and 9.85%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2010, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$114,677	$—	2010
		66,368	66,368	2011
		3,220,393	2,519,887	2012
		6,052,758	6,052,758	2013
		6,369,512	6,369,512	2014

		$15,823,708	$15,008,525

Statute for Upgrading Industries	Research and development expenditures	$1,020,212	$—	2010
		1,192,759	114,431	2011
		2,921,041	2,921,041	2012
		4,523,367	4,523,367	2013

		$9,657,379	$7,558,839

Statute for Upgrading Industries	Personnel training expenditures	$759	$—	2010
		20,081	788	2011
		32,286	32,286	2012
		17,795	17,795	2013

		$70,921	$50,869

Statute for Industrial Innovation	Research and development expenditures	$2,049,996	$—	2010

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction and expansion of 2001 by TSMC	2006 to 2010
Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2003 by GUC	2007 to 2011
Construction and expansion of 2005 and 2006 by GUC	To be determined
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014
h.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$27,246,876	$22,053,062	$49,299,938
Labor and health insurance	1,054,566	780,384	1,834,950
Pension	819,775	539,367	1,359,142
Meal	613,870	247,672	861,542
Welfare	704,494	273,722	978,216
Others	115,109	270,739	385,848

	$30,554,690	$24,164,946	$54,719,636

Depreciation	$80,123,895	$5,427,488	$85,551,383

Amortization	$1,309,257	$927,459	$2,236,716

	Year Ended December 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$18,122,593	$15,798,756	$33,921,349
Labor and health insurance	698,566	579,231	1,277,797
Pension	603,765	433,910	1,037,675
Meal	442,328	195,758	638,086
Welfare	527,662	201,487	729,149
Others	134,334	233,258	367,592

	$20,529,248	$17,442,400	$37,971,648

Depreciation	$74,482,133	$4,180,237	$78,662,370

Amortization	$1,259,949	$870,426	$2,130,375

22.	SHAREHOLDERS’ EQUITY

As of December 31, 2010, 1,096,448 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,482,242 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investment may not be used for any purpose.

Capital surplus consisted of the following:

	December 31
	2010	2009

Additional paid-in capital	$23,628,908	$23,457,805
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	370,891	329,570
Donations	55	55

	$55,698,434	$55,486,010

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the year amounted to NT$10,908,338 thousand and NT$6,691,338 thousand for the years ended December 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2009 and 2008 had been approved in the TSMC’s shareholders meetings held on June 15, 2010 and June 10, 2009, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008

Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, and profit sharing to employees to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The profit sharing to employees in stock of 141,870 thousand shares for 2008 was determined by the closing price of the TSMC’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and February 10, 2009 and same amount had been charged against earnings of 2009 and 2008, respectively.

The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively.

As of January 24 2011, the Board of Directors of TSMC has not resolved the appropriation for earnings of 2010.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan, and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2010.

Information about TSMC’s outstanding options for the years ended December 31, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2010

Balance, beginning of year	28,810	$32.4
Options exercised	(7,372)	33.2
Options canceled	(1)	50.1

Balance, end of year	21,437	32.3

Year ended December 31, 2009

Balance, beginning of year	36,234	34.0
Options granted	175	34.0
Options exercised	(7,272)	35.8
Options canceled	(327)	46.5

Balance, end of year	28,810	33.5

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of December 31, 2010, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise Price	Number of Options	Contractual Life	Exercise Price
(NT$)	(In Thousands)	(Years)	(NT$)

$21.7-$30.5	16,438	2.20	$28.2
38.0- 50.1	4,999	3.91	45.6

	21,437	2.60	32.3

As of December 31, 2010, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option plans are valid for six years. Options of all three plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding options for the years ended December 31, 2010 and 2009 was as follows:

		Weighted-
		average
	Number of	Exercise Prices
	Options	(NT$)

Year ended December 31, 2010

Balance, beginning of year	3,810	$83.4
Options exercised	(1,592)	13.7
Options canceled	(431)	143.3

Balance, end of year	1,787	130.9

Year ended December 31, 2009

Balance, beginning of year	5,557	$63.8
Options granted	87	13.6
Options exercised	(1,475)	10.5
Options canceled	(359)	62.2

Balance, end of year	3,810	83.4

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans.

As of December 31, 2010, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$15.3	493	0.67	$15.3	493	$15.3
175.0	1,294	3.00	175.0	646	175.0

	1,787	2.36	130.9	1,139	105.9

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the years ended December 31, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)

Year ended December 31, 2010

Balance, beginning of year	3,960	$14.7
Options exercised	(1,856)	13.9
Options canceled	(272)	17.3

Balance, end of year	1,832	15.1

Year ended December 31, 2009

Balance, beginning of year	7,442	14.8
Options exercised	(2,552)	13.9
Options canceled	(930)	16.6

Balance, end of year	3,960	14.7

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2010, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.1-$14.0	793	5.75-6.04	$12.5	664	$12.5
15.2-$19.1	1,039	6.50-6.69	17.0	497	17.0

	1,832		15.1	1,161	14.4

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2010 and 2009 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

GUC	Expected dividend yield	0.00%-0.60%
	Expected volatility	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%
	Expected life	3-6 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Years Ended December 31
	2010	2009

Net income attributable to shareholders of the parent:
As reported	$161,605,009	$89,217,836
Pro forma	161,470,030	88,838,182

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$6.24	$3.45
Pro forma basic EPS	6.23	3.44
Diluted EPS as reported	6.23	3.44
Pro forma diluted EPS	6.23	3.43

24.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Year ended December 31, 2010

Basic EPS
Earnings available to common shareholders of the parent	$169,520,145	$161,605,009	25,905,832	$6.54	$6.24

Effect of dilutive potential common shares	—	—	14,262

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$169,520,145	$161,605,009	25,920,094	$6.54	$6.23

Year ended December 31, 2009

Basic EPS
Earnings available to common shareholders of the parent	$95,189,766	$89,217,836	25,835,802	$3.68	$3.45

Effect of dilutive potential common shares	—	—	77,319

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$95,189,766	$89,217,836	25,913,121	$3.67	$3.44

Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustments. This adjustment caused each the basic and diluted after income tax EPS for the year ended December 31, 2009 to remain at NT$3.45 and NT$3.44, respectively.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$6,886	$6,886	$186,081	$186,081
Available-for-sale financial assets	29,916,777	29,916,777	15,747,995	15,747,995
Held-to-maturity financial assets	13,299,476	13,457,742	25,498,085	25,671,664
Financial assets carried at cost	4,424,207	—	3,063,004	—

Liabilities

Financial liabilities at fair value through profit or loss	19,002	19,002	25	25
Hedging derivative financial liabilities	814	814	—	—
Bonds payable	4,500,000	4,538,660	4,500,000	4,574,979
Long-term bank loans (including current portion)	542,968	542,968	1,527,858	1,527,858
Other long-term payables (including current portion)	7,960,809	7,960,809	9,607,727	9,607,727
Obligations under capital leases	694,986	694,986	707,499	707,499
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of the bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2010 and 2009 estimated using valuation techniques were recognized as a net loss of NT$12,116 thousand and a net gain of NT$186,056 thousand, respectively.

d.	As of December 31, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$38,588,969 thousand and NT$40,857,296 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$43,235,611 thousand and NT$13,542,919 thousand, respectively, and financial liabilities exposed to cash flow interest rate risk were NT$848,275 thousand and NT$1,527,858 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended December 31, 2010
	From
	Available-	Equity	Gain (Loss) on
	for-sale	Method	Cash Flow
	Financial Assets	Investments	Hedges	Total

Balance, beginning of year	$424,128	$29,493	$—	$453,621
Recognized directly in shareholders’ equity	250,475	(6,031)	(331)	244,113
Removed from shareholders’ equity and recognized in earnings	(588,445)	—	—	(588,445)

Balance, end of year	$86,158	$23,462	$(331)	$109,289

	Year Ended December 31, 2009
	From
	Available-	Equity	Gain (Loss) on
	for-sale	Method	Cash Flow
	Financial Assets	Investments	Hedges	Total

Balance, beginning of year	$(198,413)	$(88,929)	$—	$(287,342)
Recognized directly in shareholders’ equity	391,801	118,422	—	510,223
Removed from shareholders’ equity and recognized in earnings	230,740	—	—	230,740

Balance, end of year	$424,128	$29,493	$—	$453,621

f.	Information about financial risk
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stock; therefore, the fluctuations in market interest rates and market price will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. A portion of the short-term loans and the long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.
g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

		Fair Value	Expected	Expected Timing for the
	Hedging Financial	December 31,	Cash Flow	Recognition of Gains
Hedged Item	Instrument	2010	Generated Period	or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(814)	2010 to 2012	2010 to 2012
26.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC.

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2010		2009
	Amount	%	Amount	%

For the year

Sales
VIS	$223,584	—	$139,496	—
VisEra	82,595	—	15,569	—
Others	11,397	—	240	—

	$317,576	—	$155,305	—

	2010		2009
	Amount	%	Amount	%

Purchases
VIS	$4,959,050	2	$3,330,288	2
SSMC	4,521,046	2	3,537,659	2
Others	39,099	—	—	—

	$9,519,195	4	$6,867,947	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$102,188	—	$82,586	—
VIS (primarily rent)	10,161	—	—	—

	$112,349	—	$82,586	—

Research and development expenses
VisEra	$12,053	—	$388	—
VIS (primarily rent)	12,017	—	1,264	—
Others	133	—	—	—

	$24,203	—	$1,652	—

Sales of property, plant and equipment
VIS	$37,011	11	$—	—
VisEra	4,418	1	1,050	4
SSMC	2,401	1	—	—

	$43,830	13	$1,050	4

Purchase of property, plant and equipment and intangible assets
VIS	$109,855	—	$—	—

Non-operating income and gains
VIS (primarily technical service income; see Note 29e)	$267,370	2	$224,740	4
SSMC (primarily technical service income; see Note 29d)	198,218	2	141,488	2
Others	—	—	129	—

	$465,588	4	$366,357	6

As of December 31

Other receivables
VIS	$70,798	57	$81,663	67
SSMC	53,788	43	39,629	33

	$124,586	100	$121,292	100

	2010		2009
	Amount	%	Amount	%

Payables
SSMC	$430,235	50	$238,741	31
VIS	428,797	49	531,459	68
Others	8,053	1	12,807	1

	$867,085	100	$783,007	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The office rental was prepaid by the Company and the facilities rental was paid quarterly. The related rental expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.

Compensation of directors and management personnel:

	Years Ended December 31
	2010	2009

Salaries, incentives and special compensation	$883,119	$657,234
Bonus	578,343	395,313

	$1,461,462	$1,052,547

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2010 includes estimated profit sharing to employees and bonus to directors of the Company that relate to 2010 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2011. The total compensation for the year ended December 31, 2009 included the bonuses appropriated from earnings of 2009 which was approved by the shareholders’ meeting held in 2010.
27.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	December 31
	2010	2009

Other financial assets	$163,531	$949,368
Property, plant and equipment, net	1,109,249	2,808,057
Others assets	40,000	20,000

	$1,312,780	$3,777,425

28.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from April 2011 to July 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2011 and 2018 and can be renewed upon expiration.

As of December 31, 2010, future lease payments were as follows:

Year	Amount

2011	$612,361
2012	568,683
2013	537,150
2014	515,335
2015	483,034
2016 and thereafter	3,422,460

$6,139,023

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2010 TSMC had a total of US$22,653 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding, and recognized settlement income amounting to NT$4,434,364 thousand.

g.	In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the U.S. International Trade Commission (“USITC”) accusing TSMC and one other company of allegedly infringing a single U.S. patent. Based on this complaint, the USITC initiated an investigation in July 2010. TSMC and STC.UNM have subsequently reached a settlement agreement and, on November 15, 2010, filed a joint motion to terminate the investigation based on the settlement agreement. As a result, the Administrative Law Judge (“ALJ”) assigned to the investigation has made an initial determination to terminate the investigation based on the settlement agreement. The USITC, on December 21, 2010, decided not to review the ALJ’s initial determination, which officially terminates this investigation.

h.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. The outcome of this litigation cannot be determined at this time.

i.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

j.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,112,172 thousand and NT$8,355,395 thousand as of December 31, 2010 and 2009, respectively, which is included in other long-term payables.

k.	Amounts available under unused letters of credit as of December 31, 2010 were NT$94,764 thousand.
30.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2010		2009
	Foreign		Foreign
	Currency	Exchange Rate	Currency	Exchange Rate
	(In Thousands)	(Note)	(In Thousands)	(Note)

Financial assets

Monetary assets
USD	$3,944,765	29.13-30.368	$3,649,645	31.99-32.03
EUR	233,213	38.92-40.65	62,667	46.10-46.25
JPY	29,779,663	0.3582-0.3735	32,431,007	0.3472-0.3484
RMB	251,319	4.3985-4.61	207,901	4.693
Non-monetary assets
USD	189,327	30.368	133,238	32.03
HKD	1,002,116	3.91	—	—
Investments accounted for using equity method
USD	306,102	30.368	249,227	32.03

Financial liabilities

Monetary liabilities
USD	2,021,729	29.13-30.368	886,730	31.99-32.03
EUR	265,360	38.92-40.65	74,595	46.10-46.25
JPY	31,561,576	0.3582-0.3735	34,661,538	0.3472-0.3484
RMB	566,778	4.3985-4.61	772,935	4.693

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

31.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 9 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.
32.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

	North America and		Adjustments and
	Others	Taiwan	Elimination	Consolidated

2010

Sales to other than consolidated entities	$222,048,091	$197,489,820	$—	$419,537,911

Sales among consolidated entities	19,158,150	223,707,136	(242,865,286)	—

Total sales	$241,206,241	$421,196,956	$(242,865,286)	$419,537,911

Gross profit	$8,776,155	$199,903,278	$(1,625,842)	$207,053,591

Operating expenses				(47,878,256)
Non-operating income and gains				13,136,072
Non-operating expenses and losses				(2,041,012)

Income before income tax				$170,270,395

Identifiable assets	$118,440,175	$593,558,520	$(32,845,319)	$679,153,376

Long-term investments				39,775,528

Total assets				$718,928,904

2009

Sales to other than consolidated entities	$162,783,488	$132,958,751	$—	$295,742,239
Sales among consolidated entities	11,891,274	163,407,355	(175,298,629)	—

Total sales	$174,674,762	$296,366,106	$(175,298,629)	$295,742,239

Gross profit	$2,004,734	$128,456,453	$(1,132,576)	$129,328,611

Operating expenses				(37,366,725)
Non-operating income and gains				5,653,548
Non-operating expenses and losses				(2,152,787)

Income before income tax				$95,462,647

Identifiable assets	$113,023,501	$468,112,330	$(24,285,114)	$556,850,717

Long-term investments				37,845,503

Total assets				$594,696,220

c.	Export sales

	Years Ended December 31
Area	2010	2009

Asia	$164,650,948	$65,491,264
Europe and others	65,879,672	44,602,706

	$230,530,620	$110,093,970

The export sales information is based on the amounts billed to customers within the areas.
d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2010		2009
	Amount	%	Amount	%

Customer A	$41,022,200	10	$33,025,488	11
Customer B	37,962,026	9	31,994,983	10

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
FINANCINGS PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
Company’s
Financing
				Financing Limit	Maximum								Amount Limits
				for Each	Balance for	Ending Balance							(US$ in
		Financial statement		Borrowing	the Period (US$ in	(US$ in		Reason for	Allowance for	Collateral		Transaction	Thousands)
No.	Financing Name	Account	Counter-party	Company	Thousands)	Thousands)	Interest Rate	Financing	Bad Debt	Item	Value	Amounts	(Note 2)

1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$3,644,160 (US$120,000)	$3,644,160 (US$120,000)	0.25%-0.26%	Purchase equipment	$ —	—	$ —	$ —	$33,565,775
Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,033,049	N/A		$1,033,049
	China Steel Corporation	—	Held-to-maturity financial assets	—		1,507,400	N/A		1,516,479
	Formosa Petrochemical Corporation	—	”	—		1,463,791	N/A		1,472,381
	Taiwan Power Company	—	”	—		1,352,022	N/A		1,360,403
	Nan Ya Plastics Corporation	—	”	—		1,303,298	N/A		1,347,296
	Formosa Plastics Corporation	—	”	—		575,776	N/A		581,495

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493		3,918,274	7		3,918,274
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		43,710,543	100		43,710,543
	TSMC Partners	Subsidiary	”	988,268		33,565,775	100		33,565,775
	VIS	Investee accounted for using equity method	”	628,223		9,422,452	38		9,297,707
	SSMC	Investee accounted for using equity method	”	314		7,120,714	39		6,742,565
	Motech	Investee accounted for using equity method	”	76,069		6,733,369	20		4,685,200
	TSMC North America	Subsidiary	”	11,000		2,873,888	100		2,873,888
	Xintec	Investee with a controlling financial interest	”	93,081		1,645,201	41		1,632,596
	GUC	Investee with a controlling financial interest	”	46,688		1,113,516	35		5,695,919
	TSMC Europe	Subsidiary	”	—		177,784	100		177,784
	TSMC Japan	Subsidiary	”	6		150,312	100		150,312
	TSMC Solar NA	Subsidiary	”	1		26,527	100		26,527
	TSMC Solar Europe	Subsidiary	”	—		23,971	100		23,971
	TSMC Korea	Subsidiary	”	80		20,929	100		20,929
	TSMC Lighting NA	Subsidiary	”	1		3,133	100		3,133
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		321,548
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		356,893
	W.K. Technology Fund IV	—	”	4,000		40,000	2		43,977

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	”	—		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		4,252,270	100		4,278,014
	VTAF III	Subsidiary	”	—		2,769,423	99		2,749,807
	VTAF II	Subsidiary	”	—		1,063,057	98		1,057,288
	Emerging Alliance	Subsidiary	”	—		304,310	99		304,310

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,283	N/A	US$	21,065
	General Elec Cap Corp. Mtn	—	”	—	US$	20,141	N/A	US$	21,391
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	403,257	100	US$	403,257
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	83,057	49	US$	83,057
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	4,088	US$	21,523	97	US$	21,523
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	16,532	US$	13,660	97	US$	13,660
	TSMC Technology	Subsidiary	”	1	US$	9,878	100	US$	9,878
	TSMC Canada	Subsidiary	”	2,300	US$	3,714	100	US$	3,714
	Mcube Inc.	Investee accounted for using equity method	”	5,333		—	70		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	10		—

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,215	N/A	US$	21,391
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,075

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	165,211	100	US$	165,211

Emerging Alliance	Corporate bond
	Beal Bk	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249
	Beal Bk Ssb	—	”	249	US$	249	N/A	US$	249
	Cd Ally Bank	—	”	249	US$	249	N/A	US$	249
	Cd Banco Popular De P R	—	”	249	US$	249	N/A	US$	249
	H&R Block Bank	—	”	249	US$	249	N/A	US$	249

	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	1,276	US$	1,145	2	US$	1,145
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Corporate bond
	Beal Bk	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249
	Beal Bk Ssb	—	”	249	US$	249	N/A	US$	249
	Cd Ally Bank	—	”	249	US$	249	N/A	US$	249
	Cd Banco Popular De P R	—	”	249	US$	249	N/A	US$	249
	H&R Block Bank	—	”	249	US$	249	N/A	US$	249

	Common stock
	Leadtrend	—	Available-for-sale financial assets	738	US$	3,159	2	US$	3,159
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Beceem Communications	—	”	797	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	2,847	US$	2,825	4	US$	2,825
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593
	Xceive	—	”	4,210	US$	1,554	3	US$	1,554

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	2,058	57	US$	2,058
	Aiconn Technology Corporation	Investee accounted for using equity method	”	5,623	US$	546	43	US$	546

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	”	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	”	59,695	US$	5,897	15	US$	5,897
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	3,686	US$	4,717	4	US$	4,717
	Powervation, Ltd.	—	”	380	US$	5,797	16	US$	5,797
	Quellan, Inc.	—	”	3,106	US$	369	N/A	US$	369
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	”	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	846	100	US$	846
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Veebeam	—	”	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	3,541	US$	12,400	5	US$	12,400
	Memsic, Inc.	—	”	1,286	US$	4,371	5	US$	4,371

	Preferred stock
	IP Unity, Inc.	—	Financial assets carried at cost	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	”	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	3,645	5	US$	3,645
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	932	US$	545	6	US$	545
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	686	6	US$	686
	Sonics, Inc.	—	”	264	US$	456	3	US$	456

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$58,045	100		$58,045
	GUC-Japan	Subsidiary	”	1		14,706	100		14,706
	GUC-BVI	Subsidiary	”	550		8,761	100		8,761
	GUC-Europe	Subsidiary	”	—		3,747	100		3,747

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		7,468	100		7,468

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1		3,658	100		3,658

TSMC Global	Corporate bond
	African Development Bank	—	Available-for-sale financial assets	2,600	US$	2,622	N/A	US$	2,622
	Allstate Life Gbl Fdg Secd	—	”	4,430	US$	4,824	N/A	US$	4,824
	Alltel Corp.	—	”	100	US$	108	N/A	US$	108
	American Honda Fin Corp. Mtn	—	”	4,000	US$	3,995	N/A	US$	3,995
	Anz National Intl Ltd.	—	”	3,500	US$	3,554	N/A	US$	3,554
	Asian Development Bank	—	”	2,500	US$	2,501	N/A	US$	2,501
	Astrazeneca Plc	—	”	3,150	US$	3,397	N/A	US$	3,397
	AT+T Wireless	—	”	3,500	US$	3,823	N/A	US$	3,823
	Australia + New Zealand Bkg	—	”	2,000	US$	2,047	N/A	US$	2,047
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,249	N/A	US$	3,249
	Bank New York Inc.	—	”	1,615	US$	1,613	N/A	US$	1,613
	Bank New York Inc. Medium	—	”	2,100	US$	2,253	N/A	US$	2,253
	Bank of America Corp.	—	”	2,100	US$	2,154	N/A	US$	2,154
	Bank of New York Mellon	—	”	2,200	US$	2,206	N/A	US$	2,206
	Bank of Nova Scotia	—	”	5,000	US$	5,000	N/A	US$	5,000
	Barclays Bank Plc	—	”	12,000	US$	11,997	N/A	US$	11,997
	Barclays Bank Plc NY	—	”	400	US$	400	N/A	US$	400
	Bbva US Senior SA Uniper	—	”	2,645	US$	2,638	N/A	US$	2,638
	Bear Stearns Cos Inc.	—	”	2,200	US$	2,199	N/A	US$	2,199
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,494	N/A	US$	3,494
	Bear Stearns Cos Inc. Med Term	—	”	2,400	US$	2,618	N/A	US$	2,618
	Berkshire Hathaway Inc. Del	—	”	3,500	US$	3,517	N/A	US$	3,517
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,104	N/A	US$	2,104
	Bk Tokyo Mitsubishi Ufj	—	”	2,000	US$	2,042	N/A	US$	2,042
	Bmw US Capital LLC	—	”	1,600	US$	1,602	N/A	US$	1,602
	Bnp Paribas SA	—	”	3,810	US$	3,844	N/A	US$	3,844
	Boeing Cap Corp.	—	”	2,925	US$	3,192	N/A	US$	3,192
	Boeing Co.	—	”	450	US$	458	N/A	US$	458
	Bp Captial Markets Plc	—	”	3,900	US$	3,988	N/A	US$	3,988
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Caterpillar Financial Se	—	Available-for-sale financial assets	900	US$	901	N/A	US$	901
	Cellco Part/Veri Wireless	—	”	1,000	US$	1,159	N/A	US$	1,159
	Cello Part/Veri Wirelss	—	”	2,000	US$	2,020	N/A	US$	2,020
	Cie Financement Foncier	—	”	200	US$	200	N/A	US$	200
	Cie Financement Foncier	—	”	4,000	US$	4,019	N/A	US$	4,019
	Citigroup Funding Inc.	—	”	16,000	US$	16,323	N/A	US$	16,323
	Citigroup Funding Inc.	—	”	7,300	US$	7,446	N/A	US$	7,446
	Citigroup Inc.	—	”	1,400	US$	1,390	N/A	US$	1,390
	Citigroup Inc.	—	”	800	US$	814	N/A	US$	814
	Citigroup Inc.	—	”	400	US$	426	N/A	US$	426
	Citigroup Inc.	—	”	5,000	US$	5,490	N/A	US$	5,490
	Coca Cola Co.	—	”	4,000	US$	4,002	N/A	US$	4,002
	Commonwealth Bank Aust	—	”	2,800	US$	2,806	N/A	US$	2,806
	Countrywide Finl Corp.	—	”	4,000	US$	4,208	N/A	US$	4,208
	Credit Suisse First Boston USA	—	”	2,150	US$	2,253	N/A	US$	2,253
	Credit Suisse New York	—	”	3,945	US$	4,090	N/A	US$	4,090
	Deutsche Bank AG NY	—	”	2,500	US$	2,487	N/A	US$	2,487
	Dexia Credit Local	—	”	6,000	US$	5,976	N/A	US$	5,976
	Dexia Credit Local	—	”	4,000	US$	3,984	N/A	US$	3,984
	Dexia Credit Local S.A	—	”	4,000	US$	3,992	N/A	US$	3,992
	Dexia Credit Local SA NY	—	”	5,000	US$	4,983	N/A	US$	4,983
	Du Pont E I De Nemours + Co.	—	”	825	US$	886	N/A	US$	886
	Ebay Inc.	—	”	1,375	US$	1,361	N/A	US$	1,361
	Eog Resources Inc.	—	”	1,500	US$	1,501	N/A	US$	1,501
	Finance for Danish Ind	—	”	3,800	US$	3,799	N/A	US$	3,799
	General Elec Cap Corp.	—	”	1,000	US$	999	N/A	US$	999
	General Elec Cap Corp.	—	”	7,000	US$	7,002	N/A	US$	7,002
	General Elec Cap Corp.	—	”	1,000	US$	1,001	N/A	US$	1,001
	General Elec Cap Corp.	—	”	4,000	US$	4,110	N/A	US$	4,110
	General Electric Capital Corp.	—	”	2,000	US$	1,967	N/A	US$	1,967
	Georgia Pwr Co.	—	”	1,000	US$	1,005	N/A	US$	1,005
	Georgia Pwr Co.	—	”	4,000	US$	4,006	N/A	US$	4,006
	Gmac LLC	—	”	4,600	US$	4,731	N/A	US$	4,731
	Goldman Sachs Group Inc.	—	”	2,000	US$	1,956	N/A	US$	1,956
	Groupe Bpce	—	”	1,150	US$	1,140	N/A	US$	1,140
	Hewlett Packard Co.	—	”	3,000	US$	3,003	N/A	US$	3,003
	Hewlett Packard Co.	—	”	2,030	US$	2,032	N/A	US$	2,032
	Household Fin Corp.	—	”	4,330	US$	4,694	N/A	US$	4,694
	HSBC Bank Plc	—	”	3,400	US$	3,405	N/A	US$	3,405
	HSBC Fin Corp.	—	”	2,315	US$	2,304	N/A	US$	2,304
	HSBC Fin Corp.	—	”	2,900	US$	3,074	N/A	US$	3,074
	IBM Corp.	—	”	2,300	US$	2,301	N/A	US$	2,301
	IBM Corp.	—	”	6,800	US$	6,775	N/A	US$	6,775
	IBM Corp.	—	”	1,500	US$	1,500	N/A	US$	1,500
	Intl Bk Recon + Develop	—	”	5,000	US$	5,002	N/A	US$	5,002
	Intl Bk Recon + Develop	—	”	2,000	US$	2,046	N/A	US$	2,046
	John Deer Capital Corp. Fdic GT	—	”	3,500	US$	3,616	N/A	US$	3,616
	JP Morgan Chase + Co.	—	”	2,500	US$	2,513	N/A	US$	2,513
	JP Morgan Chase + Co.	—	”	5,000	US$	5,021	N/A	US$	5,021
	Kfw Medium Term Nts Book Entry	—	”	1,950	US$	1,950	N/A	US$	1,950
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	664	N/A	US$	664
	Lilly Eli + Co.	—	”	1,500	US$	1,548	N/A	US$	1,548
	Lloyds Tsb Bank Plc Ser 144A	—	”	4,850	US$	4,857	N/A	US$	4,857
	Lloyds Tsb Bank Plc Ser 144A	—	”	5,950	US$	6,009	N/A	US$	6,009
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Macquarie Bk Ltd. Sr	—	Available-for-sale financial assets	3,900	US$	3,975	N/A	US$	3,975
	Massmutual Global Fdg II Mediu	—	”	4,000	US$	3,955	N/A	US$	3,955
	Mellon Fdg Corp.	—	”	3,500	US$	3,475	N/A	US$	3,475
	Merck + Co. Inc.	—	”	4,000	US$	4,032	N/A	US$	4,032
	Merck + Co. Inc.	—	”	2,000	US$	2,077	N/A	US$	2,077
	Merrill Lynch + Co. Inc.	—	”	4,691	US$	4,647	N/A	US$	4,647
	Met Life Glob Funding I	—	”	500	US$	508	N/A	US$	508
	Metlife Inc.	—	”	6,500	US$	6,600	N/A	US$	6,600
	Metlife Inc.	—	”	2,000	US$	2,013	N/A	US$	2,013
	Microsoft Corp.	—	”	3,250	US$	3,232	N/A	US$	3,232
	Monumental Global Fdg II	—	”	1,500	US$	1,446	N/A	US$	1,446
	Monumental Global Fdg III	—	”	750	US$	729	N/A	US$	729
	Morgan Stanley	—	”	1,000	US$	1,036	N/A	US$	1,036
	Morgan Stanley Dean Witter	—	”	8,000	US$	8,524	N/A	US$	8,524
	Morgan Stanley for Equity	—	”	2,000	US$	1,996	N/A	US$	1,996
	National Australia Bank	—	”	1,000	US$	1,019	N/A	US$	1,019
	New York Life Global Fdg	—	”	2,000	US$	2,049	N/A	US$	2,049
	Nordea Bank Fld Plc	—	”	2,250	US$	2,241	N/A	US$	2,241
	Occidental Pete Corp.	—	”	3,200	US$	3,700	N/A	US$	3,700
	Occidental Petroleum Cor	—	”	1,000	US$	1,004	N/A	US$	1,004
	Ontario (Province of)	—	”	2,000	US$	2,038	N/A	US$	2,038
	Pacific Gas + Electric	—	”	2,000	US$	1,999	N/A	US$	1,999
	Pnc Funding Corp.	—	”	2,000	US$	2,000	N/A	US$	2,000
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,724	N/A	US$	1,724
	Principal Life Income Fundings	—	”	1,500	US$	1,483	N/A	US$	1,483
	Princoa Global Fdg I Medium	—	”	5,050	US$	5,011	N/A	US$	5,011
	Rabobank Nederland	—	”	5,000	US$	5,000	N/A	US$	5,000
	Royal Bk of Scotland Plc	—	”	4,000	US$	4,002	N/A	US$	4,002
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,052	N/A	US$	5,052
	Royal Bk Scotland Plc	—	”	2,550	US$	2,589	N/A	US$	2,589
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,516	N/A	US$	9,516
	Sbc Communications Inc.	—	”	2,000	US$	2,106	N/A	US$	2,106
	Shell International Fin	—	”	4,515	US$	4,536	N/A	US$	4,536
	Shell International Fin	—	”	3,200	US$	3,248	N/A	US$	3,248
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,260	N/A	US$	2,260
	State Str Corp.	—	”	6,420	US$	6,417	N/A	US$	6,417
	Sun Life Finl Global	—	”	4,400	US$	4,332	N/A	US$	4,332
	Sun Life Finl Global Fdg II Lp	—	”	1,500	US$	1,496	N/A	US$	1,496
	Suncorp Metway Ltd.	—	”	8,800	US$	8,982	N/A	US$	8,982
	Svenska Handelsbanken AB	—	”	2,200	US$	2,253	N/A	US$	2,253
	Swedbank AB	—	”	2,000	US$	1,998	N/A	US$	1,998
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,536	N/A	US$	1,536
	Swedbank Hypotek AB	—	”	4,000	US$	3,993	N/A	US$	3,993
	Teva Pharma Fin III LLC	—	”	4,000	US$	4,016	N/A	US$	4,016
	Tiaa Global Mkts Inc.	—	”	2,000	US$	2,141	N/A	US$	2,141
	Tiaa Global Mkts Inc. Mtn	—	”	1,500	US$	1,631	N/A	US$	1,631
	Ubs Ag Stamford CT	—	”	2,200	US$	2,199	N/A	US$	2,199
	Ubs Ag Stamford CT	—	”	800	US$	807	N/A	US$	807
	US Central Federal Cred	—	”	4,000	US$	4,084	N/A	US$	4,084
	Verizon Communications Inc.	—	”	1,500	US$	1,631	N/A	US$	1,631
	Wachovia Corp.	—	”	550	US$	545	N/A	US$	545
	Wachovia Corp. Global Medium	—	”	5,000	US$	5,141	N/A	US$	5,141
	Wachovia Corp. New	—	”	1,400	US$	1,398	N/A	US$	1,398
	Wal Mart Stores Inc.	—	”	4,000	US$	3,964	N/A	US$	3,964
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Wal Mart Stores Inc.	—	Available-for-sale financial assets	3,770	US$	4,325	N/A	US$	4,325
	Wells Fargo + Company	—	”	2,000	US$	2,007	N/A	US$	2,007
	Westpac Banking Corp.	—	”	3,500	US$	3,514	N/A	US$	3,514
	Westpac Banking Corp.	—	”	2,100	US$	2,110	N/A	US$	2,110
	Westpac Banking Corp.	—	”	4,000	US$	4,005	N/A	US$	4,005
	Wyeth	—	”	3,345	US$	3,657	N/A	US$	3,657
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,146
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,888
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,730
	JP Morgan Chase + Co.	—	”	35,000	US$	35,067	N/A	US$	35,148
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	7,996
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,555
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	5,009

	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	11,100	US$	11,096	N/A	US$	11,096
	Fannie Mae	—	”	3,900	US$	3,861	N/A	US$	3,861
	Fannie Mae	—	”	16,104	US$	16,102	N/A	US$	16,102
	Fannie Mae	—	”	8,765	US$	8,763	N/A	US$	8,763
	Fannie Mae	—	”	4,600	US$	4,589	N/A	US$	4,589
	Fannie Mae	—	”	3,000	US$	2,994	N/A	US$	2,994
	Fannie Mae	—	”	4,000	US$	4,003	N/A	US$	4,003
	Fed Hm Ln Pc Pool 1b2830	—	”	1,836	US$	1,922	N/A	US$	1,922
	Fed Hm Ln Pc Pool 1g0115	—	”	2,023	US$	2,086	N/A	US$	2,086
	Fed Hm Ln Pc Pool 1g1114	—	”	799	US$	837	N/A	US$	837
	Fed Hm Ln Pc Pool 1k1210	—	”	1,550	US$	1,613	N/A	US$	1,613
	Fed Hm Ln Pc Pool 780741	—	”	1,800	US$	1,879	N/A	US$	1,879
	Federal Farm Credit Bank	—	”	4,000	US$	3,984	N/A	US$	3,984
	Federal Farm Credit Bank	—	”	4,000	US$	3,994	N/A	US$	3,994
	Federal Farm Credit Bank	—	”	5,000	US$	5,004	N/A	US$	5,004
	Federal Farm Credit Bank	—	”	5,000	US$	5,008	N/A	US$	5,008
	Federal Home Ln Bks	—	”	5,000	US$	5,046	N/A	US$	5,046
	Federal Home Ln Mtg Assn	—	”	2,768	US$	2,810	N/A	US$	2,810
	Federal Home Ln Mtg Corp.	—	”	3,732	US$	3,727	N/A	US$	3,727
	Federal Home Ln Mtg Corp.	—	”	1,443	US$	1,505	N/A	US$	1,505
	Federal Home Ln Mtg Corp.	—	”	2,664	US$	2,793	N/A	US$	2,793
	Federal Home Ln Mtg Corp.	—	”	1,915	US$	1,969	N/A	US$	1,969
	Federal Home Ln Mtg Corp.	—	”	1,778	US$	1,849	N/A	US$	1,849
	Federal Home Ln Mtg Corp.	—	”	422	US$	423	N/A	US$	423
	Federal Home Ln Mtg Corp.	—	”	246	US$	247	N/A	US$	247
	Federal Home Ln Mtg Corp.	—	”	1,298	US$	1,341	N/A	US$	1,341
	Federal Home Ln Mtg Corp.	—	”	3,324	US$	3,453	N/A	US$	3,453
	Federal Home Ln Mtg Corp.	—	”	2,450	US$	2,491	N/A	US$	2,491
	Federal Home Loan Bank	—	”	5,000	US$	5,007	N/A	US$	5,007
	Federal Home Loan Bank	—	”	6,800	US$	6,817	N/A	US$	6,817
	Federal Home Loan Bank	—	”	8,000	US$	8,040	N/A	US$	8,040
	Federal Home Loan Bank	—	”	1,400	US$	1,399	N/A	US$	1,399
	Federal Home Loan Bank	—	”	1,400	US$	1,399	N/A	US$	1,399
	Federal Home Loan Bank	—	”	10,000	US$	9,998	N/A	US$	9,998
	Federal Home Loan Bank	—	”	8,400	US$	8,397	N/A	US$	8,397
	Federal Home Loan Bank	—	”	5,000	US$	4,998	N/A	US$	4,998
	Federal Home Loan Mtg Corp.	—	”	5,183	US$	5,168	N/A	US$	5,168
	Federal Home Loan Mtg Corp.	—	”	710	US$	718	N/A	US$	718
	Federal National Mort Assoc	—	”	535	US$	539	N/A	US$	539
	Federal Natl Mtg Assn	—	”	471	US$	471	N/A	US$	471
(Continued)

				December 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Federal Natl Mtg Assn Gtd	—	Available-for-sale financial assets	2,346	US$	2,425	N/A	US$	2,425
	Federal Natl Mtg Assn Gtd Remi	—	”	1,917	US$	1,988	N/A	US$	1,988
	Federal Natl Mtg Assn Gtd Remi	—	”	436	US$	437	N/A	US$	437
	Federal Natl Mtg Assn Mtn	—	”	1,276	US$	1,304	N/A	US$	1,304
	Federal Natl Mtg Assn Remic	—	”	1,080	US$	1,094	N/A	US$	1,094
	Federal Natl Mtge Assn	—	”	1,428	US$	1,506	N/A	US$	1,506
	Fhr 2647 Pb	—	”	2,561	US$	2,595	N/A	US$	2,595
	Fhr 2953 Da	—	”	3,284	US$	3,466	N/A	US$	3,466
	Fhr 3087 Jb	—	”	1,520	US$	1,602	N/A	US$	1,602
	Fhr 3184 Fa	—	”	4,096	US$	4,084	N/A	US$	4,084
	Fnma Pool 745131	—	”	1,743	US$	1,803	N/A	US$	1,803
	Fnma Pool 745688	—	”	1,384	US$	1,440	N/A	US$	1,440
	Fnma Pool 775852	—	”	340	US$	343	N/A	US$	343
	Fnma Pool 790772	—	”	1,162	US$	1,215	N/A	US$	1,215
	Fnma Pool 819649	—	”	1,876	US$	1,950	N/A	US$	1,950
	Fnma Pool 829989	—	”	1,626	US$	1,695	N/A	US$	1,695
	Fnma Pool 841068	—	”	482	US$	505	N/A	US$	505
	Fnma Pool 846233	—	”	1,729	US$	1,800	N/A	US$	1,800
	Fnma Pool 870884	—	”	1,609	US$	1,684	N/A	US$	1,684
	Fnma Pool 879908	—	”	1,349	US$	1,417	N/A	US$	1,417
	Fnma Pool AB0035	—	”	2,000	US$	2,055	N/A	US$	2,055
	Fnma Pool AC9580	—	”	100	US$	103	N/A	US$	103
	Fnr 2005 47 HA	—	”	1,785	US$	1,875	N/A	US$	1,875
	Fnr 2006 60 CO	—	”	3,485	US$	3,483	N/A	US$	3,483
	Fnr 2006 60 CO	—	”	1,009	US$	1,016	N/A	US$	1,016
	Fnr 2009 116 A	—	”	4,271	US$	4,640	N/A	US$	4,640
	Fnr 2009 70 NT	—	”	1,890	US$	1,965	N/A	US$	1,965
	Freddie Mac	—	”	10,420	US$	10,411	N/A	US$	10,411
	Freddie Mac	—	”	4,500	US$	4,502	N/A	US$	4,502
	Freddie Mac	—	”	5,750	US$	5,764	N/A	US$	5,764
	Freddie Mac	—	”	7,855	US$	7,859	N/A	US$	7,859
	Freddie Mac	—	”	4,300	US$	4,316	N/A	US$	4,316
	Freddie Mac	—	”	4,010	US$	4,014	N/A	US$	4,014
	Gnma II Pool 082431	—	”	1,897	US$	1,943	N/A	US$	1,943
	Gnr 2008 9 SA	—	”	2,259	US$	2,274	N/A	US$	2,274
	Gnr 2009 45 AB	—	”	4,417	US$	4,496	N/A	US$	4,496
	Government Natl Mtg Assn	—	”	3,050	US$	3,285	N/A	US$	3,285
	Government Natl Mtg Assn Gtd	—	”	1,692	US$	1,780	N/A	US$	1,780
	Ngn 2010 C1 A1	—	”	1,968	US$	1,928	N/A	US$	1,928
	Ngn 2010 R2 1A	—	”	3,732	US$	3,731	N/A	US$	3,731

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	41,700	US$	42,042	N/A	US$	42,042
	US Treasury N/B	—	”	7,000	US$	7,079	N/A	US$	7,079
	US Treasury N/B	—	”	1,000	US$	1,015	N/A	US$	1,015
	Wi Treasury N/B	—	”	5,250	US$	5,212	N/A	US$	5,212
	Wi Treasury Sec	—	”	11,100	US$	10,976	N/A	US$	10,976
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,030

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	12,387	US$	12,387	N/A	US$	12,387
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316	US$	6,228,661	—		$—		$—		$—	76,069		$6,733,369
	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		1,309,615	—		1,862,278	—		—		—		—	—		2,769,423
VTAF III	Preferred stock
	Stion Corp.	Financial assets carried at cost	—	—	—		—	7,347	US$	50,000	—		—		—		—	7,347	US$	50,000
GUC	Open-end mutual fund
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	5,668		80,008	7,072		100,000	12,740		180,192		180,000		192	—		—
	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—		—	7,692		100,000	7,692		100,075		100,000		75	—		—
TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	—		—	4,430	US$	4,834	—		—		—		—	4,430	US$	4,824
	American Honda Fin Corp. Mtn	”	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,995
	Anz National Intl Ltd.	”	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,554
	AT+T Wireless	”	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,823
	Bank of America	”	—	—	—		—	2,900	US$	3,121	2,900	US$	3,086	US$	3,121	US$	(35)	—		—
	Bank of America Corp. Fdic Gtd	”	—	—	—		—	3,400	US$	3,548	3,400	US$	3,539	US$	3,548	US$	(9)	—		—
	Bank of Nova Scotia	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,000
	Bank of Scotland Plc	”	—	—	—		—	4,000	US$	3,984	—		—		—		—	—		—
	Barclays Bank Plc	”	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,997
	Barclays Bank Plc NY	”	—	—	—		—	5,000	US$	5,000	5,000	US$	5,036	US$	5,000	US$	36	—		—
	Bbva US Senior SA Uniper	”	—	—	—		—	4,745	US$	4,744	2,100	US$	2,084	US$	2,100	US$	(16)	2,645	US$	2,638
	Berkshire Hathaway Inc. Del	”	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,517
	Boeing Cap Corp.	”	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,192
	Bp Capital Markets Plc	”	—	—	—		—	3,900	US$	3,969	—		—		—		—	3,900	US$	3,988
	Cie Financement Foncier	”	—	—	—		—	4,000	US$	4,029	—		—		—		—	4,000	US$	4,019
	Citibank NA	”	—	—	—		—	4,020	US$	4,021	4,020	US$	4,016	US$	4,021	US$	(5)	—		—
	Citibank NA	”	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citibank NA	”	—	—	—		—	10,000	US$	10,094	10,000	US$	10,104	US$	10,094	US$	10	—		—
	Citigroup Funding Inc.	”	—	—	—		—	16,000	US$	16,262	—		—		—		—	16,000	US$	16,323
	Citigroup Funding Inc.	”	—	—	—		—	7,300	US$	7,448	—		—		—		—	7,300	US$	7,446
	Citigroup Inc.	”	—	—	—		—	4,165	US$	4,167	4,165	US$	4,167	US$	4,167		—	—		—
	Citigroup Inc.	”	—	—	—		—	4,800	US$	4,768	4,800	US$	4,761	US$	4,768	US$	(7)	—		—
	Citigroup Inc.	”	—	—	—		—	5,000	US$	5,360	—		—		—		—	5,000	US$	5,490
	Coca Cola Co.	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,002
	Countrywide Finl Corp.	”	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,208
	Dexia Credit Local	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,976
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

	Dexia Credit Local	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	—	US$	—	US$	—	US$	—	4,000	US$	3,984
	Dexia Credit Local S.A	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,992
	Dexia Credit Local SA NY	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,983
	General Elec Cap Corp.	”	—	—	—		—	4,000	US$	4,117	—		—		—		—	4,000	US$	4,110
	Georgia Pwr Co.	”	—	—	—		—	6,000	US$	6,000	5,000	US$	5,015	US$	5,000	US$	15	1,000	US$	1,005
	Georgia Pwr Co.	”	—	—	—		—	4,000	US$	4,024	—		—		—		—	4,000	US$	4,006
	Gmac LLC	”	—	—	—		—	4,600	US$	4,727	—		—		—		—	4,600	US$	4,731
	Goldman Sachs Group Incser 2	”	—	—	3,000	US$	3,012	—		—	3,000	US$	3,012	US$	3,016	US$	(4)	—		—
	Household Fin Corp.	”	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,694
	HSBC Bank Plc	”	—	—	—		—	3,400	US$	3,407	—		—		—		—	3,400	US$	3,405
	HSBC Fin Corp.	”	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,074
	IBM Corp.	”	—	—	1,800	US$	1,796	4,300	US$	4,302	3,800	US$	3,804	US$	3,801	US$	3	2,300	US$	2,301
	IBM Corp.	”	—	—	3,000	US$	3,027	—		—	3,000	US$	3,020	US$	3,029	US$	(9)	—		—
	IBM Corp.	”	—	—	—		—	6,800	US$	6,772	—		—		—		—	6,800	US$	6,775
	Intl Bk Recon + Develop	”	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,002
	John Deer Capital Corp. Fdic GT	”	—	—	—		—	3,500	US$	3,634	—		—		—		—	3,500	US$	3,616
	JP Morgan Chase + Co.	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,021
	JP Morgan Chase + Co. Fdic Gtd Tlg	”	—	—	3,000	US$	3,030	—		—	3,000	US$	3,028	US$	3,030	US$	(2)	—		—
	Landwirtsch Rentenbank	”	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,857
	Macquarie Bk Ltd. Sr	”	—	—	—		—	3,900	US$	3,984	—		—		—		—	3,900	US$	3,975
	Massmutual Global Fdg II Mediu	”	—	—	—		—	4,000	US$	3,926	—		—		—		—	4,000	US$	3,955
	Merck + Co. Inc.	”	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,032
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,647
	Met Life Glob Funding I	”	—	—	—		—	5,000	US$	5,004	5,000	US$	5,003	US$	5,004	US$	(1)	—		—
	Met Life Glob Funding I	”	—	—	2,100	US$	2,142	2,575	US$	2,623	4,675	US$	4,757	US$	4,755	US$	2	—		—
	Metlife Inc.	”	—	—	—		—	6,500	US$	6,527	—		—		—		—	6,500	US$	6,600
	Metropolitan Life Global Fdg I	”	—	—	3,340	US$	3,278	—		—	3,340	US$	3,327	US$	3,245	US$	82	—		—
	Microsoft Corp.	”	—	—	—		—	3,250	US$	3,249	—		—		—		—	3,250	US$	3,232
	Morgan Stanley Dean Witter	”	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,524
	Occidental Pete Corp.	”	—	—	—		—	3,200	US$	3,752	—		—		—		—	3,200	US$	3,700
	Pepsico Inc.	”	—	—	—		—	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	—		—
	Rabobank Nederland	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,000
	Regions Bank Fdic Gtd Tlgp	”	—	—	—		—	10,000	US$	10,372	10,000	US$	10,347	US$	10,372	US$	(25)	—		—
	Royal Bk of Scotland Plc	”	—	—	—		—	4,000	US$	4,015	—		—		—		—	4,000	US$	4,002
	Shell International Fin	”	—	—	—		—	4,515	US$	4,528	—		—		—		—	4,515	US$	4,536
	Shell International Fin	”	—	—	—		—	3,200	US$	3,227	—		—		—		—	3,200	US$	3,248
	State Str Corp.	”	—	—	1,940	US$	1,920	5,080	US$	5,065	600	US$	597	US$	596	US$	1	6,420	US$	6,417
	State Street Corp.	”	—	—	—		—	5,500	US$	5,585	5,500	US$	5,559	US$	5,585	US$	(26)	—		—
	Sun Life Finl Global	”	—	—	—		—	4,400	US$	4,304	—		—		—		—	4,400	US$	4,332
	Suncorp Metway Ltd.	”	—	—	5,000	US$	5,170	3,800	US$	3,933	—		—		—		—	8,800	US$	8,982
	Swedbank Hypotek AB	”	—	—	—		—	4,000	US$	4,002	—		—		—		—	4,000	US$	3,993
	Teva Pharma Fin III LLC	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,016
	US Central Federal Cred	”	—	—	4,800	US$	4,799	8,000	US$	8,074	12,800	US$	12,899	US$	12,873	US$	26	—		—
	US Central Federal Cred	”	—	—	—		—	4,000	US$	4,093	—		—		—		—	4,000	US$	4,084
	Wachovia Corp. Global Medium	”	—	—	—		—	5,000	US$	5,138	—		—		—		—	5,000	US$	5,141
	Wachovia Corp. New	”	—	—	4,000	US$	4,246	—		—	4,000	US$	4,205	US$	4,239	US$	(34)	—		—
	Wal Mart Stores Inc.	”	—	—	—		—	4,000	US$	3,986	—		—		—		—	4,000	US$	3,964
	Wal Mart Stores Inc.	”	—	—	—		—	3,770	US$	4,383	—		—		—		—	3,770	US$	4,325
	Westpac Banking Corp.	”	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,514
	Westpac Banking Corp.	”	—	—	—		—	4,000	US$	4,044	—		—		—		—	4,000	US$	4,005
	Wyeth	”	—	—	—		—	3,345	US$	3,699	—		—		—		—	3,345	US$	3,657
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	—	US$	—	20,000	US$	20,000	—	US$	—	US$	—	US$	—	20,000	US$	20,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	JP Morgan Chase + Co.	”	—	—	—		—	35,000	US$	35,103	—		—		—		—	35,000	US$	35,067
	Westpac Banking Corp.	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000

	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—		—	8,000	US$	7,995	8,000	US$	7,999	US$	7,995	US$	4	—		—
	Fannie Mae	”	—	—	—		—	8,765	US$	8,760	—		—		—		—	8,765	US$	8,763
	Fannie Mae	”	—	—	—		—	11,100	US$	11,096	—		—		—		—	11,100	US$	11,096
	Fannie Mae	”	—	—	—		—	3,900	US$	3,899	—		—		—		—	3,900	US$	3,861
	Fannie Mae	”	—	—	—		—	16,104	US$	16,097	—		—		—		—	16,104	US$	16,102
	Fannie Mae	”	—	—	—		—	4,600	US$	4,598	—		—		—		—	4,600	US$	4,589
	Fannie Mae	”	—	—	—		—	3,000	US$	3,009	—		—		—		—	3,000	US$	2,994
	Fannie Mae	”	—	—	—		—	3,770	US$	3,770	—		—		—		—	—		—
	Fannie Mae	”	—	—	—		—	4,000	US$	4,014	—		—		—		—	—		—
	Fannie Mae	”	—	—	—		—	4,000	US$	4,007	—		—		—		—	—		—
	Fannie Mae	”	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	4,003
	Fannie Mae	”	—	—	—		—	5,900	US$	5,975	—		—		—		—	—		—
	Federal Farm Credit Bank	”	—	—	—		—	4,020	US$	4,017	4,020	US$	4,023	US$	4,017	US$	6	—		—
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	3,997	—		—		—		—	4,000	US$	3,984
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,994
	Federal Farm Credit Bank	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,004
	Federal Farm Credit Bank	”	—	—	—		—	3,100	US$	3,100	3,100	US$	3,100	US$	3,100		—	—		—
	Federal Farm Credit Bank	”	—	—	—		—	5,000	US$	5,049	—		—		—		—	5,000	US$	5,008
	Federal Home Ln Bank	”	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Federal Home Ln Bks	”	—	—	—		—	5,000	US$	5,098	—		—		—		—	5,000	US$	5,046
	Federal Home Ln Mtg Assn	”	—	—	—		—	4,634	US$	4,726	—		—		—		—	2,768	US$	2,810
	Federal Home Ln Mtg Corp.	”	—	—	1,350	US$	1,352	2,300	US$	2,304	3,650	US$	3,653	US$	3,656	US$	(3)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	4,717	US$	4,719	—		—		—		—	3,732	US$	3,727
	Federal Home Ln Mtg Corp.	”	—	—	—		—	3,840	US$	4,027	—		—		—		—	2,664	US$	2,793
	Federal Home Ln Mtg Corp.	”	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,324	US$	3,453
	Federal Home Ln Mtg Corp.	”	—	—	—		—	4,121	US$	4,261	—		—		—		—	2,450	US$	2,491
	Federal Home Ln Mtg Corp. Multi	”	—	—	—		—	4,197	US$	4,261	—		—		—		—	—		—
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,985	—		—		—		—	10,000	US$	9,998
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,996	8,000	US$	7,996	US$	7,996		—	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	4,996	5,000	US$	5,001	US$	4,996	US$	5	—		—
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	3,999	4,000	US$	3,999	US$	3,999		—	—		—
	Federal Home Loan Bank	”	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,998	10,000	US$	10,010	US$	9,998	US$	12	—		—
	Federal Home Loan Bank	”	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	”	—	—	—		—	6,050	US$	6,050	6,050	US$	6,060	US$	6,050	US$	10	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,007
	Federal Home Loan Bank	”	—	—	—		—	6,800	US$	6,811	—		—		—		—	6,800	US$	6,817
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,990	—		—		—		—	8,000	US$	8,040
	Federal Home Loan Bank	”	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	”	—	—	4,700	US$	4,715	—		—	4,700	US$	4,716	US$	4,723	US$	(7)	—		—
	Federal Home Loan Bank	”	—	—	—		—	4,500	US$	4,497	3,100	US$	3,098	US$	3,098		—	1,400	US$	1,399
	Federal Home Loan Bank	”	—	—	11,200	US$	11,186	1,500	US$	1,498	4,300	US$	4,294	US$	4,299	US$	(5)	8,400	US$	8,397
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	4,012	4,000	US$	4,002	US$	4,012	US$	(10)	—		—
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	8,082	8,000	US$	8,057	US$	8,082	US$	(25)	—		—
	Federal Home Loan Bank	”	—	—	3,000	US$	2,989	—		—	3,000	US$	3,001	US$	2,992	US$	9	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)

	Federal Home Loan Mortg	Available-for-sale financial assets	—	—	—	US$	—	8,000	US$	8,193	8,000	US$	8,123	US$	8,192	US$	(69)	—	US$	—
	Federal Home Loan Mtg Corp.	”	—	—	—		—	6,397	US$	6,394	—		—		—		—	5,183	US$	5,168
	Federal Natl Mtg Assn	”	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	3,426	US$	3,494	—		—		—		—	471	US$	471
	Federal Natl Mtg Assn Gtd	”	—	—	—		—	3,343	US$	3,466	—		—		—		—	2,346	US$	2,425
	Fhr 2647 Pb	”	—	—	—		—	4,000	US$	4,149	—		—		—		—	2,561	US$	2,595
	Fhr 2953 Da	”	—	—	—		—	3,638	US$	3,827	—		—		—		—	3,284	US$	3,466
	Fhr 3184 Fa	”	—	—	—		—	4,686	US$	4,681	—		—		—		—	4,096	US$	4,084
	Fnma Pool 745131	”	—	—	—		—	3,123	US$	3,261	—		—		—		—	1,743	US$	1,803
	Fnma Pool 995672	”	—	—	—		—	3,000	US$	3,141	3,000	US$	3,134	US$	3,141	US$	(7)	—		—
	Fnma Pool AD9843	”	—	—	—		—	3,252	US$	3,405	3,252	US$	3,397	US$	3,405	US$	(8)	—		—
	Fnma Tba Dec 30 Single Fam	”	—	—	—		—	24,000	US$	25,241	24,000	US$	25,233	US$	25,241	US$	(8)	—		—
	Fnma Tba Nov 30 Single Fam	”	—	—	—		—	14,200	US$	14,863	14,200	US$	14,981	US$	14,863	US$	118	—		—
	Fnma Tba Oct 30 Single Fam	”	—	—	—		—	14,200	US$	14,790	14,200	US$	14,901	US$	14,790	US$	111	—		—
	Fnr 2006 60 CO	”	—	—	—		—	4,092	US$	4,090	—		—		—		—	3,485	US$	3,483
	Fnr 2009 116 A	”	—	—	—		—	4,390	US$	4,712	—		—		—		—	4,271	US$	4,640
	Freddie Mac	”	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,411
	Freddie Mac	”	—	—	4,500	US$	4,491	—		—	4,500	US$	4,496	US$	4,490	US$	6	—		—
	Freddie Mac	”	—	—	—		—	8,000	US$	8,002	8,000	US$	7,997	US$	8,001	US$	(4)	—		—
	Freddie Mac	”	—	—	—		—	7,000	US$	6,994	7,000	US$	6,995	US$	6,994	US$	1	—		—
	Freddie Mac	”	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,502
	Freddie Mac	”	—	—	—		—	5,750	US$	5,771	—		—		—		—	5,750	US$	5,764
	Freddie Mac	”	—	—	—		—	7,855	US$	7,869	—		—		—		—	7,855	US$	7,859
	Freddie Mac	”	—	—	—		—	4,300	US$	4,308	—		—		—		—	4,300	US$	4,316
	Freddie Mac	”	—	—	—		—	4,010	US$	4,024	—		—		—		—	4,010	US$	4,014
	Gnr 2009 45 AB	”	—	—	—		—	7,004	US$	7,305	—		—		—		—	4,417	US$	4,496
	Government Natl Mtg Assn	”	—	—	—		—	3,050	US$	3,278	—		—		—		—	3,050	US$	3,285
	Ngn 2010 R2 1A	”	—	—	—		—	3,800	US$	3,800	—		—		—		—	3,732	US$	3,731

	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	”	—	—	—		—	45,070	US$	45,309	45,070	US$	45,258	US$	45,309	US$	(51)	—		—
	US Treasury N/B	”	—	—	—		—	43,900	US$	43,832	43,900	US$	44,134	US$	43,831	US$	303	—		—
	US Treasury N/B	”	—	—	—		—	53,000	US$	53,069	53,000	US$	53,316	US$	53,069	US$	247	—		—
	US Treasury N/B	”	—	—	—		—	16,800	US$	16,889	16,800	US$	16,897	US$	16,889	US$	8	—		—
	US Treasury N/B	”	—	—	—		—	49,700	US$	49,742	8,000	US$	8,066	US$	8,013	US$	53	41,700	US$	42,042
	US Treasury N/B	”	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury N/B	”	—	—	—		—	7,000	US$	7,078	—		—		—		—	7,000	US$	7,079
	US Treasury Nts	”	—	—	37,700	US$	39,012	—		—	37,700	US$	38,784	US$	39,346	US$	(562)	—		—
	US Treasury Sec	”	—	—	—		—	8,000	US$	8,040	8,000	US$	8,028	US$	8,040	US$	(12)	—		—
	US Treasury Sec.	”	—	—	—		—	10,000	US$	10,040	10,000	US$	10,045	US$	10,040	US$	5	—		—
	Wi Treasury N/B	”	—	—	—		—	5,250	US$	5,195	—		—		—		—	5,250	US$	5,212
	Wi Treasury Sec	”	—	—	—		—	11,100	US$	11,084	—		—		—		—	11,100	US$	10,976
	Wi Treasury Sec	”	—	—	—		—	4,400	US$	4,380	4,400	US$	4,464	US$	4,380	US$	84	—		—
	Wi Treasury Sec	”	—	—	—		—	5,000	US$	5,009	5,000	US$	4,977	US$	5,009	US$	(32)	—		—

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	337,008	US$	337,008	333,479	US$	333,479	US$	333,479		—	12,387	US$	12,387
(Continued)

					Beginning Balance		Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
							Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities	Financial Statement		Nature of	Shares/Units	Amount	(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(In Thousands)	(US$ in Thousands)	(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US $4,489	—	US$	—	4,500	US$	4,489	US$	4,489	US$	—	—	US$	—
Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	January 28, 2010 to December 27, 2010	$1,169,132	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2010 to December 29, 2010	1,959,787	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 19, 2010 to December 29, 2010	2,800,940	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 25, 2010 to December 30, 2010	493,403	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	April 1, 2010 to December 30, 2010	125,277	By the construction progress	I-Domain Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	December 26, 2010 to December 28, 2010	195,831	By the construction progress	Mirle Automation Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	December 30, 2010	2,900,000	Based on the agreement	Powerchip Technology Corporation	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable		Note
			Purchases/		% to		Unit Price	Payment Terms
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$220,529,792	53	Net 30 days after invoice date	—	—	$25,579,259	53
	GUC	Investee with a controlling financial interest	Sales	2,818,499	1	Net 30 days after monthly closing	—	—	154,589	—
	VIS	Investee accounted for using equity method	Sales	223,433	—	Net 30 days after monthly closing	—	—	—	—
	TSMC China	Subsidiary	Purchases	8,748,101	18	Net 30 days after monthly closing	—	—	(895,193)	7
	WaferTech	Indirect subsidiary	Purchases	7,878,260	16	Net 30 days after monthly closing	—	—	(568,685)	4
	VIS	Investee accounted for using equity method	Purchases	4,937,617	10	Net 30 days after monthly closing	—	—	(428,797)	3
	SSMC	Investee accounted for using equity method	Purchases	4,521,046	10	Net 30 days after monthly closing	—	—	(430,235)	3

GUC	TSMC North America	Same parent company	Purchases	780,070	18	Net 30 days after invoice date/net 30 days after monthly closing	—	—	(102,302)	14

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	2,252,522	57	Net 30 days after monthly closing	—	—	118,933	62
Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN
CAPITAL
DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

				Turnover Days	Overdue		Amounts Received in	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Subsequent Period	Bad Debts

TSMC	TSMC North America	Subsidiary	$25,582,932	40	$8,255,062	—	$11,282,114	$ —
	TSMC China	Subsidiary	1,170,407	(Note 2)	—	—	—	—
	GUC	Investee with a controlling financial interest	154,589	32	7,415	—	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	118,933	42	—	—	—	—
Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount		Balance as of December 31, 2010			Net Income	Equity in the
				December 31,	December 31,			Carrying	(Losses) of the	Earnings (Losses)
				2010	2009			Value	Investee	(Note 1)
				(Foreign	(Foreign			(Foreign	(Foreign	(Foreign
				Currencies in	Currencies in	Shares (In	Percentage of	Currencies in	Currencies in	Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)	Thousands)	Thousands)	Ownership	Thousands)	Thousands)	Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,710,543	$660,931	$660,931	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	33,565,775	2,313,657	2,313,657	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	38	9,422,452	1,952,385	343,252	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	7,120,714	3,881,067	1,308,468	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	—	76,069	20	6,733,369	4,584,720	542,218	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	4,252,270	1,386,574	1,358,492	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,873,888	302,598	302,598	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	3,565,441	1,703,163	—	99	2,769,423	(247,274)	(241,178)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	93,081	41	1,645,201	505,260	180,912	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,113,516	604,501	211,199	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,166,470	1,093,943	—	98	1,063,057	120,612	118,200	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	971,785	959,044	—	99	304,310	2,345	2,333	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	177,784	38,893	38,893	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	150,312	4,704	4,704	Subsidiary (Note 3)
	TSMC Solar NA	Delaware, U.S.A.	Engaged in selling and marketing of solar related products	60,962	—	1	100	26,527	(35,512)	(35,512)	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Engaged in investing activities of solar related business	25,350	—	—	100	23,971	(433)	(433)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	20,929	2,709	2,709	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Engaged in selling and marketing of LED related products	3,133	—	1	100	3,133	—	—	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US $0.001	US $0.001	1	100	US $403,257	US $62,870	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US $43,000	US $43,000	43,000	49	US $83,057	US $11,321	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US $4,088	US $7,680	4,088	97	US $21,523	US $8,934	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US $16,532	US $21,415	16,532	97	US $13,660	US $4,957	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US $0.001	US $0.001	1	100	US $9,878	US $807	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US $2,300	US $2,300	2,300	100	US $3,714	US $348	Note 2	Subsidiary (Note 3)

				Original Investment Amount		Balance as of December 31, 2010			Net Income	Equity in the
				December 31,	December 31,			Carrying	(Losses) of the	Earnings (Losses)
				2010	2009			Value	Investee	(Note 1)
				(Foreign	(Foreign			(Foreign	(Foreign	(Foreign
				Currencies in	Currencies in	Shares (In	Percentage of	Currencies in	Currencies in	Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)	Thousands)	Thousands)	Ownership	Thousands)	Thousands)	Thousands)	Note

	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $800	US $800	5,333	70	US $ —	US $(6,915)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $1,000	US $1,000	1,000	10	—	(6,915)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US $280,000	US $330,000	293,637	100	US $165,211	US $60,779	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US $3,937	US $3,088	11,868	57	US $2,058	US $(1,879)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US $2,206	US $1,777	5,623	43	US $546	US $(1,030)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US $1,700	US $1,550	—	100	US $846	US $(127)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	62	—	—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	31	—	—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US $1,249	US $800	800	100	$58,045	$10,599	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY 30,000	JPY 30,000	1	100	14,706	1,404	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US $550	US $550	550	100	8,761	(8,021)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR 100	EUR 100	—	100	3,747	(703)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US $500	—	—	100	7,468	(7,971)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	7	—	—	Note 2	Subsidiary (Note 3)

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Engaged in the selling and customer service of solar cell modules and related products	EUR 100	—	1	100	3,658	(421)	Note 2	Subsidiary (Note 3)
Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Accumulated			Accumulated
					Outflow of			Outflow of				Accumulated
					Investment from			Investment from				Inward
					Taiwan as of	Investment Flows		Taiwan as of			Carrying Value	Remittance of
			Total Amount of		January 1, 2010	Outflow	Inflow	December 31,		Equity in the	as of	Earnings as of
Investor	Investee	Main Businesses and	Paid-in Capital	Method of	(US$ in	(US$ in	(US$ in	2010 (US$ in	Percentage of	Earnings	December 31,	December 31,
Company	Company	Products	(Thousand)	Investment	Thousand)	Thousand)	Thousand)	Thousand)	Ownership	(Losses)	2010	2010
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367	(Note 1)	$12,180,367	$—	$—	$12,180,367	100%	$1,358,492	$4,252,270	$—
			(RMB 3,070,623 )		(US $371,000 )			(US $371,000 )		(Note 3)

GUC	GUC-Shanghai	Consulting services	16,160	(Note 2)	—	16,160	—	16,160	100%	(7,971)	7,468	—
		in main products	(US $500 )			(US $500)		(US $500 )		(Note 4)

Accumulated Investment
	in Mainland China	Investment Amounts Authorized by
	as of December 31, 2010	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
TSMC	$12,180,367	$12,180,367	$12,180,367
	(US $371,000)	(US $371,000)	(US $371,000)
GUC	16,160	16,160	1,909,972
	(US $500)	(US $500)	(Note 5)
Note 1:	TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:	GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:	Amount was recognized based on the audited financial statements.

Note 4:	Amount was determined based on the unaudited financial statements.

Note 5:	Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A.	For the year ended December 31, 2010

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$220,529,792	—	51%
				Receivables from related parties	25,579,259	—	6%
				Other receivables from related parties	3,673	—	—
				Payables to related parties	11,475	—	—
		TSMC China	1	Sales	17,631	—	—
				Purchases	8,748,101	—	2%
				Marketing expenses — commission	59,180	—	—
				Gain on disposal of property, plant and equipment	45,251	—	—
				Acquisition of property, plant and equipment	66,337	—	—
				Disposal of property, plant and equipment	1,409,862	—	—
				Technical service income	4,487	—	—
				Other receivables from related parties	1,170,407	—	—
				Payables to related parties	895,193	—	—
				Deferred debits	27,327	—	—
		TSMC Japan	1	Marketing expenses — commission	266,194	—	—
				Payables to related parties	26,115	—	—
		TSMC Europe	1	Marketing expenses — commission	415,765	—	—
				Research and development expenses	33,907	—	—
				Payables to related parties	35,530	—	—
		TSMC Korea	1	Marketing expenses — commission	19,318	—	—
				Payables to related parties	2,466	—	—
		GUC	1	Sales	2,818,499	—	1%
				Research and development expenses	8,390	—	—
				Receivables from related parties	154,589	—	—
				Payables to related parties	2,271	—	—
		TSMC Technology	1	Research and development expenses	547,838	—	—
				Payables to related parties	88,292	—	—
		WaferTech	1	Sales	9,918	—	—
				Purchases	7,878,260	—	2%
				Gain on disposal of other assets	9,655	—	—
				Acquisition of property, plant and equipment	9,624	—	—
				Disposal of property, plant and equipment	27,010	—	—
				Disposal of other assets	9,655	—	—
				Other receivables from related parties	3,543	—	—
				Payables to related parties	568,685	—	—
		TSMC Canada	1	Research and development expenses	181,943	—	—
				Payables to related parties	13,495	—	—
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	Xintec	1	Manufacturing overhead	$313,397	—	—
				Research and development expenses	12,652	—	—
				Disposal of property, plant and equipment	3,841	—	—
				Payables to related parties	69,083	—	—
1	GUC	TSMC North America	3	Purchases	780,070	—	—
				Manufacturing overhead	196,572	—	—
				Payables to related parties	102,302	—	—
		TSMC Korea	3	Operating expenses	1,156	—	—
		GUC-NA	3	Operating expenses	155,643	—	—
				Manufacturing overhead	54,029	—	—
				Accrued expenses	14,353	—	—
		GUC-Japan	3	Operating expenses	45,927	—	—
				Accrued expenses	9,706	—	—
		GUC-Europe	3	Operating expenses	1,778	—	—
		GUC-Shanghai	3	Operating expenses	22,146	—	—
				Accrued expenses	1,945	—	—
2	TSMC Partners	TSMC China	3	Other long-term receivables	3,644,160	—	1%
3	TSMC China	TSMC Partners	3	Other long-term payables	3,663,678	—	1%
		WaferTech	3	Acquisition of property, plant and equipment	27,104	—	—
Note 1: No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2: The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. For the year ended December 31, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$161,251,368	—	52%
				Receivables from related parties	22,203,242	—	4%
				Other receivables from related parties	8,676	—	—
				Payables to related parties	4,222	—	—
		TSMC China	1	Sales	63,278	—	—
				Purchases	3,787,113	—	1%
				Gain on disposal of property, plant and equipment	176,521	—	—
				Technical service income	8,105	—	—
				Marketing expenses — commission	10,302	—	—
				Other receivables from related parties	111,103	—	—
				Payables to related parties	481,500	—	—
				Deferred credits	7,970	—	—
		TSMC Japan	1	Marketing expenses — commission	233,855	—	—
				Payables to related parties	23,288	—	—
		TSMC Europe	1	Marketing expenses — commission	325,463	—	—
				Research and development expenses	21,463	—	—
				Payables to related parties	31,342	—	—
		TSMC Korea	1	Marketing expenses — commission	14,424	—	—
				Payables to related parties	1,418	—	—
		GUC	1	Sales	2,023,612	—	1%
				Research and development expenses	26,488	—	—
				Receivables from related parties	338,502	—	—
		TSMC Technology	1	Research and development expenses	409,686	—	—
				Payables to related parties	109,220	—	—
		WaferTech	1	Sales	4,482	—	—
				Purchases	5,560,707	—	2%
				Other receivables from related parties	4,932	—	—
				Payables to related parties	561,165	—	—
		TSMC Canada	1	Research and development expenses	157,527	—	—
				Payables to related parties	13,653	—	—
		Xintec	1	Manufacturing overhead	36,101	—	—
				Payables to related parties	37,363	—	—
				Sales of property, plant and equipment and other assets	58,450	—	—
3	GUC	TSMC North America	3	Purchases	937,160	—	—
				Manufacturing overhead	303,687	—	—
				Payables to related parties	173,789	—	—
		GUC-NA	3	Operating expenses	157,345	—	—
				Accrued expenses	14,618	—	—
		GUC-Japan	3	Operating expenses	39,755	—	—
				Accrued expenses	3,462	—	—
		GUC-Europe	3	Operating expenses	7,305	—	—
Note 1: No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2: The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 14, 2011	By/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer